CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

RECEIVED
2004 JUL 13 P 2:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-4507

5 July 2004

Via Courier

04035460

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

Dear Sirs

SUPPL

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 June 2004 till 30 June 2004, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233514 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

dlw 7/14

June Lim
Secretariat Manager

PROCESSED
JUL 14 2004
THOMSON FINANCIAL

Encs.

cc VP Tan Wah Nam

s/sec/adr/2004/adrltr-june.doc

RECEIVED
2004
OFFICE OF INTERNATIONAL CORPORATE FINANCE

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand's subsidiary, Australand Property Group – "Australand Property Group 1 for 7 entitlement offer"	1 June 2004	For Public Relations Purposes
Announcement and news release by CapitaLand's subsidiary, The Ascott Group Limited – "Exercise of call option to acquire the remaining 50 per cent. interest in Citadines"	3 June 2004	For Public Relations Purposes
Change of interest in CapitaRetail LPM Investment Pte. Ltd.	7 June 2004	SESTL Listing Manual
Dissolution of indirect subsidiary, Jurong Development Pte Ltd	7 June 2004	SESTL Listing Manual
Announcements by CapitaLand's subsidiary, Australand Property Group – "(A) Australand Property Group announces $315 million CMBS issue and (B) Standard & Poor's presale report on $315 million CMBS issue"	9 June 2004	For Public Relations Purposes
Establishment of S$3,000,000,000 Multicurrency Medium Term Note Programme by CapitaLand Treasury Limited	11 June 2004	SESTL Listing Manual
Announcement and news release – "Sale of Investment in IP Thai Property Fund, Thailand"	15 June 2004	SESTL Listing Manual
Announcement and news release by CapitaLand's subsidiary, The Ascott Group Limited – "Sale of investment in IP Thai Property Fund, Thailand"	15 June 2004	For Public Relations Purposes
CapitaLand acquires prime landed site in Chaoyang, Beijing	17 June 2004	SESTL Listing Manual
Announcement by CapitaLand's subsidiary, Australand Property Group – "Australand Property Group prices its $315 million CMBS issue"	18 June 2004	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, CapitaCommercial Trust Management Limited – "Change of Company Secretary"	18 June 2004	For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Change of Finance Manager and Company Secretary"	18 June 2004	For Public Relations Purposes
Announcements and news release by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "(1) Extraordinary General Meeting of unitholders for the acquisition of Plaza Singapura; (2) Notice of Extraordinary General Meeting; (3) Notice of Books Closure; and (4) Distributions to unitholders expected to increase by over 6.1% with Plaza Singapura acquisition". Presentation slides – "Briefing on the proposed acquisition of Plaza Singapura"	21 June 2004	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Australand Property Group – "Australand declares interim distribution"	22 June 2004	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Press release by subsidiary, Raffles International Limited – First Singapore-Managed Hotel in Moscow"	23 June 2004	For Public Relations Purposes
Announcement and news release – "Sale of beneficial interest in 11 Floors of Shinjuku Square Tower located in Tokyo, Japan"	29 June 2004	SESTL Listing Manual
Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Change of interest in Ascott International Management Japan Co. Ltd"	30 June 2004	For Public Relations Purposes

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND PROPERTY GROUP – "AUSTRALAND PROPERTY GROUP 1 FOR 7 ENTITLEMENT OFFER"

CapitaLand Limited's subsidiary, Australand Property Group ("APG"), has today issued an announcement on the above matter. Attached APG's announcement is for information.

APG - 1 Jun 2004.pd

Submitted by Jessica Lum, Assistant Company Secretary on 01/06/2004 to the SGX

RECEIVED
2004 JUL 13 P 2:44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

1 June 2004

AUSTRALAND PROPERTY GROUP 1 FOR 7 ENTITLEMENT OFFER

Australand Property Group is pleased to announce final details of the 1 for 7 Entitlement Offer ("Offer"), which closed on 25 May 2004.

Under the Offer, 100,517,889 new stapled securities are to be issued at $1.63 per security, raising $163,844,159. Institutions and retail investors subscribed for 85,802,076 securities, representing more than 85% of the total Offer.

The offer was fully underwritten by Goldman Sachs JBWere Pty Limited and UBS AG, Australia Branch. The new stapled securities relating to the retail component of the Offer will be allotted on 4 June 2004.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "EXERCISE OF CALL OPTION TO ACQUIRE THE REMAINING 50 PER CENT. INTEREST IN CITADINES"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), had on 2 June 2004 issued an announcement and a news release on the above matter. Attached Ascott's announcement and news release are for information.

Ascott annc.pdf

Ascott news release.pdf

Submitted by Tan Wah Nam, Company Secretary on 03/06/2004 to the SGX

RECEIVED
2004 JUL 13 P 2:44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

THE ASCOTT GROUP LIMITED
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

EXERCISE OF CALL OPTION TO ACQUIRE THE REMAINING 50 PER CENT. INTEREST IN CITADINES

The Board of Directors of The Ascott Group Limited ("**Ascott**" or the "**Company**") refers to (i) the acquisition through its wholly-owned subsidiary, EuroResidence 2 SAS ("**EuroResidence**"), of a 50 per cent. interest in Oriville SAS, which owns and manages the Citadines serviced residence chain (hereinafter referred to as "**Citadines**"), from WW OCR Seven B.V., WW OCR B.V. and Orilux Invest SARL pursuant to a share purchase agreement dated 4 December 2002 (the "**Initial Acquisition**"), and (ii) the call option ("**Call Option**") granted to EuroResidence by WW OCR Seven B.V. (the "**Seller**") pursuant to a Transfer Agreement dated 28 February 2003 ("**Transfer Agreement**") to acquire all the remaining shares (the "**Call Option Shares**") in Citadines, representing the remaining 50 per cent. of the issued share capital and voting rights of Citadines.

The Company had on 31 May 2004 entered into an extension agreement ("**Extension Agreement**") with the Seller for a one-day extension of the Call Option Termination Date (as hereafter defined) to 1 June 2004.

Ascott is pleased to announce that EuroResidence has on 1 June 2004 entered into a supplemental agreement ("**Supplemental Agreement**") with the Seller and Citadines to vary the terms of, *inter alia*, the Transfer Agreement and has exercised the Call Option to acquire the Call Option Shares (the "**Call Option Acquisition**"). On completion of the Call Option Acquisition ("**Completion**"), EuroResidence will hold 100 per cent. of the shares of Citadines.

Call Option Acquisition

The Initial Acquisition was completed on 28 February 2003. On the same date, EuroResidence entered into the Transfer Agreement with the Seller and Citadines. Pursuant to the Transfer Agreement, EuroResidence was granted the Call Option to acquire the Call Option Shares during the period commencing on the date of the closing of the Initial Acquisition and ending on 1 June 2004 ("**Call Option Termination Date**", as extended by the Extension Agreement).

Pursuant to the Supplemental Agreement, the Call Option consideration would be €74.3 million (equivalent to S$154.2 million) (the "**Call Option Price**"). The Call Option Price is based on the gross enterprise value of the Citadines group for 50 per cent. amounting to €190.7 million (equivalent to S$395.7million) less the proportionate sum of its consolidated debt and minority interests. This represents a reduction of €10 million (equivalent to S$20.8 million) (the "**Call Option Discount**") compared to the gross enterprise value for 50 per cent.

of the Initial Acquisition. The Call Option Discount shall only apply if Completion occurs no later than (i) 31 October 2004 or (ii) 30 September 2004 provided that EuroResidence receives a notice of early completion from the Seller no later than 1 September 2004 (each a "**Call Option Closing Date**"). The Call Option Price will be fully satisfied in cash on Completion from existing cash and banking facilities available to the Ascott group.

Shareholders of the Company had at the extraordinary general meeting held on 20 January 2003 approved both the Initial Acquisition and the Call Option Acquisition.

Conditions Precedent

The completion of the Call Option Acquisition is subject to and conditional upon, *inter alia*:

(a) EuroResidence making the relevant European Community member state merger control filings and complying with the decisions of, and the conditions imposed by, the relevant authorities on the control of concentrations between undertakings; and

(b) There being no court or governmental authority of competent jurisdiction enacting, issuing, promulgating, enforcing or entering any statute, rule, regulation or non-appealable judgment, decree, injunction or other order which is in effect on the date of the closing of the Call Option Acquisition prohibiting its consummation.

Rationale

The Call Option Acquisition is in line with the Company's growth strategy to become a global serviced residence company with strong international brands. Citadines' property portfolio and brand remain a good strategic fit with Ascott, providing Ascott with enhanced access to the serviced residence market in Europe. The Call Option Acquisition enables Ascott to fully consolidate and solidify its foothold in continental Europe and its platform for further expansion in Europe.

Ascott plans to later restructure its stake in Citadines and divest part of its interest to strategic and financial partner(s). The Company intends to remain a minority partner and to continue to manage the serviced residence chain.

Financial Effects

Based on the Ascott group's audited consolidated financial statements for the year ended 31 December 2003:

(a) assuming that the Call Option Acquisition had been effected at the end of the Ascott group's financial year ended 31 December 2003, the financial impact on the net tangible assets per share of the Ascott group as at 31 December 2003 would not be material; and

(b) for illustrative purposes only, assuming that the Call Option Acquisition had been effected at the beginning of the Ascott group's financial year ended 31 December 2003 (i.e. on 1 January 2003), the earnings per share of the Ascott group for the financial year ended 31 December 2003 would have increased from 1.19 cents to 1.46 cents.

The Call Option Acquisition will not have any impact on the issued and paid-up share capital of Ascott.

Further Information

The proportionate net profit before tax and asset values attributable to the Call Option Acquisition are set out below:

	€ million	**S$ million**
Profit Citadines' proportionate net profit before tax attributable to the Call Option Acquisition for the year ended 31 December 2003	6.4	13.3
Historical Asset Values Citadines' proportionate asset values attributable to the Call Option Acquisition based on historical cost as at 31 December 2003:		
- net tangible assets	15.5	32.2
- all properties	119.7	248.4
Market Values Proportionate market valuation of major properties[1] at October 2003 valued by professional valuer, Hospitality Valuation Services ("HVS") *(A)*	174.1	361.3
Proportionate net book value of the other properties of Citadines as at 31 December 2003 *(B)*	32.9	68.3
Proportionate value of all properties *(A) + (B)*	207	429.6

[1] Major properties refer to those properties owned by the Citadines group with net book value above €7 million (equivalent to S$14.5 million) as at 31 December 2001.

The relative figures for the Call Option Acquisition computed on the relevant bases set out in Rule 1006 of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") Listing Manual are as follows:

Rule 1006	Bases	Call Option Acquisition (€ million)	Call Option Acquisition (S$ million)	Ascott group (S$ million)	Relative Figures (%)
(b)	Net profits attributable to the Call Option Acquisition compared with the Ascott group's net profits for the financial year ended 31 December 2003	3.8[(2)]	7.9	39.5	20
(c)	Consideration payable for the Call Option Acquisition compared with the Ascott group's market capitalisation[(1)]	74.3	154.2	636.3	24

Note:

(1) Ascott group's market capitalisation is based upon 1,551,985,592 shares in Ascott ("**Ascott Shares**") in issue at a weighted average market price of S$0.41 per Ascott Share transacted on 31 May 2004.

(2) Operating profit before tax and after Ascott's financing cost attributable to the Call Option Acquisition.

No person is proposed to be appointed as a director of the Company in connection with the Call Option Acquisition or any other transaction contemplated by the Supplemental Agreement. Accordingly, no service contract is proposed to be entered into between Ascott and any such person. None of the directors or controlling shareholders of the Company has any interest, direct or indirect, in the Citadines group, the Call Option Acquisition and any other transaction contemplated by the Supplemental Agreement.

Copies of the Transfer Agreement, the Supplemental Agreement and the valuation report prepared by HVS are available for inspection during normal business hours at the registered office of Ascott at 8 Shenton Way #13-01 Temasek Tower Singapore 068811, for a period of three months commencing from the date of this announcement.

BY ORDER OF THE BOARD
Shan Tjio
Company Secretary
Singapore, 2 June 2004

Note:
An exchange rate of €1.00 : S$2.075 is used in this announcement.

THE ASCOTT GROUP
A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

June 2, 2004
For Immediate Release
Contact:
Ida Lim (65) 9628 8339
Betsy Tan (65) 9641 6920

NEWS RELEASE

Ascott Acquires Remaining Stake in Citadines Serviced Apartment Chain in Europe

The Ascott Group, an international serviced residence company, has exercised its call option to acquire the remaining 50 per cent interest in Citadines, a pan-European serviced apartment chain.

The acquisition brings Ascott's total interest in Citadines to 100 per cent, following its initial acquisition of a 50 per cent stake of the European chain in February 2003.

Ascott will pay Euro 74.3 million (about S$154.2 million) for the latest 50 per cent stake. The acquisition price is based on a gross enterprise value of Euro 190.7 million (about S$395.7 million) for 50 per cent of the Citadines group. This represents a reduction of Euro 10 million (about S$20.8 million) compared to the gross enterprise value for 50 per cent of the initial acquisition.

The acquisition is subject to the clearance of the relevant competition authorities and is expected to complete by the fourth quarter this year.

Citadines operates over 5,100 serviced apartments in major European cities such as Paris, London, Brussels, Barcelona and Berlin. With the Citadines portfolio, Ascott has over 13,800 serviced apartments in 39 cities in Europe and Asia Pacific. It is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies.

Significant Platform for Expansion in Europe

The Ascott Group's chairman, Mr Lim Chin Beng, said: "Citadines has enabled Ascott to redefine the business of providing serviced apartments around the world. The latest Citadines acquisition is a strategic move towards Ascott's goals to be a leading international serviced residence company, create a stronger global business platform and drive higher returns. It follows Ascott's recent asset restructuring activities and marketing alliance with Equity Corporate Housing to offer serviced apartments in the US."

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

- more -

Mr Liew Mun Leong, Ascott's deputy chairman, and president and CEO of its parent company, CapitaLand Limited, said: "The Citadines acquisition is a major expansion initiative. It has given Ascott a substantial leap in global coverage, with a ready and profitable operational infrastructure across 18 cities in Europe, and access to the continent's key serviced residence markets. Citadines is earnings accretive and has provided Ascott with a stronger platform for future growth.

"By acquiring the remaining stake, Ascott will be able to fully integrate the European chain with the rest of its operations to achieve greater economies of scale. It will also be able to leverage a combined larger customer base to cross-sell and accelerate sales growth. Citadines is expected to contribute significantly to the group's profitability, going forward."

Positive Outlook for European Hospitality Industry

Mr Eugene Lai, Ascott's chief executive officer, said: "Ascott was able to negotiate a price reduction of Euro 10 million (about S$20.8 million) compared to the previous acquisition, based on the lower performance of the European hospitality industry last year due to the Iraq war.

"We have proceeded to acquire the rest of Citadines as it is a good business and the European hospitality market is forecast to recover this year. Citadines' performance is expected to improve on the back of the market recovery."

He added that last year, Citadines' occupancies remained resilient at over 70 per cent, despite difficult market conditions. Its revpar dipped only five per cent, compared to deeper 10 to 15 per cent revpar falls for the overall European hospitality industry.

Mr Lai said: "We plan to later restructure our stake in Citadines, divesting part of our interest to strategic and financial partners. We will remain a minority partner and continue to manage the serviced residence chain. The divestment proceeds will be used to fund further growth, including in more European cities, as we pursue improved returns through a mix of management contracts and equity participation."

Mr Lai said that Ascott plans to roll out the mid-tier Citadines brand to markets beyond Europe, such as China. The Citadines marque complements the group's The Ascott and Somerset brands which serve the luxury and upper-tier serviced residence segments.

Last month (May), Ascott announced its marketing alliance with the serviced residence arm of Equity Residential, the US' largest listed apartment company, to provide serviced apartments in the US, in addition to its residences in Europe and Asia Pacific.

Financial Effects

Based on Ascott's financial statements for 2003, and assuming that the call option acquisition was effected at the beginning of 2003, Ascott's earnings per share at the end of last year would have increased from 1.19 Singapore cents to 1.46 Singapore cents. The financial impact on its net tangible assets per share would not have been material.

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : June 2, 2004

For more information, please contact:
Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Email: ida.lim@the-ascott.com

Betsy Tan, Executive
Tel: (65) 6586 7234 Hp: (65) 9641 6920 Email: betsy.tan@the-ascott.com

---

About The Ascott Group - The Ascott Group is a leading international serviced residence company with over 13,800 serviced residence units in the key cities of Europe and Asia Pacific.

Ascott's global presence spans 39 cities in 16 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Shanghai and Beijing in Asia; Sydney, Melbourne and Auckland in Australia and New Zealand; and Dubai in the Gulf region.

Through its alliance with Equity Corporate Housing, the group also offers upper-tier serviced apartments throughout the US.

Headquartered in Singapore, The Ascott Group pioneered Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 20-year industry track record and serviced residence brands that enjoy recognition worldwide.

The group's flagship *The Ascott* luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its *Somerset* upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier *Oakford* brand in Australia and *Citadines* brand in Europe provide corporate executives with comfortable city residences.

Recent awards the group has clinched include the Number One position in the 2004 China's Top 100 Serviced Residences ranking for its eight properties in China, 2004 Best Service in Serviced Apartments awards in Hanoi and Ho Chi Minh City, and Best Annual Report and Best Operating and Financial Review awards in Singapore's 2004 Annual Report Awards.

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of the largest listed property companies in Asia. Headquartered in Singapore, CapitaLand's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's hospitality businesses in hotels and serviced residences span more than 60 cities around the world.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com

- End -

CHANGE OF INTEREST IN CAPITARETAIL LPM INVESTMENT PTE. LTD.

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Premier Health Corporation International Pte Ltd ("PHCI"), has today transferred 2 ordinary shares of S$1 each (the "Ordinary Shares") in the share capital of CapitaRetail LPM Investment Pte. Ltd. ("LPMI") to CRJF Holdings Inc. ("CRJFH"), a company nominated by CapitaRetail Japan Fund Private Limited ("Japan Fund") to hold the Ordinary Shares. The consideration payable to PHCI for the Ordinary Shares is made up of the following:

(a) the sum of S$2 which was paid by CRJFH in full in cash today; and
(b) an additional sum in Japanese Yen to be paid by the Japan Fund, which is equivalent to the exempt dividend to be received by the Japan Fund from LPMI and attributable to the net profit of CapitaRetail LPM Tokutei Mokuteki Kaisha ("LPM TMK") for the period commencing 1 December 2003 and ending on 30 April 2004, estimated at ¥50 million.

The purpose of the above transfer is to inject the retail mall, La Park Mizue, into the Japan Fund, a fund established by CapitaLand to provide institutional investors with an opportunity to invest in retail investment properties in Japan. La Park Mizue, a 5-storey retail building with 2 basement floors located in the Mizue area of Edogawa ward, Tokyo, was acquired by CapitaLand last year as a proposed seed investment for the Japan Fund.

LPMI, an investment holding company, is the sole shareholder of LPM TMK, a company incorporated in Japan, which owns a trust beneficiary interest in La Park Mizue. CRJFH is a special purpose vehicle incorporated in the Cayman Islands to facilitate the issue of bonds by LPM TMK to refinance the purchase of La Park Mizue. All of the issued ordinary shares of CRJFH are held by a trustee on trust for a charitable trust.

Following the transfer, LPMI and LPM TMK cease to be wholly-owned subsidiaries of CapitaLand, but remain as associated companies through CapitaLand's 30% interest in the preference share capital of Japan Fund (which in turn holds a 100% interest in the preference share capital of LPMI).

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand group for the financial year ending 31 December 2004.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Tan Wah Nam
Company Secretary
7 June 2004

Submitted by Tan Wah Nam, Company Secretary on 07/06/2004 to the SGX

DISSOLUTION OF INDIRECT SUBSIDIARY, JURONG DEVELOPMENT PTE LTD

Further to the announcement made on 10 November 2003, the Board of Directors of CapitaLand Limited wishes to announce that its indirect 80%-owned subsidiary, Jurong Development Pte Ltd ("JDPL"), which had been placed under members' voluntary liquidation, has been dissolved on 5 June 2004.

The dissolution of JDPL is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand group for the financial year ending 31 December 2004.

By Order of the Board

Tan Wah Nam
Company Secretary
7 June 2004

Submitted by Tan Wah Nam, Company Secretary on 07/06/2004 to the SGX

ANNOUNCEMENTS BY CAPITALAND'S SUBSIDIARY, AUSTRALAND PROPERTY GROUP - "(A) AUSTRALAND PROPERTY GROUP ANNOUNCES $315 MILLION CMBS ISSUE AND (B) STANDARD & POOR'S PRESALE REPORT ON $315 MILLION CMBS ISSUE"

CapitaLand Limited's subsidiary, Australand Property Group ("APG"), has today issued announcements on the above matters.

For details, please refer to the announcements posted by APG on the SGX website www.sgx.com.sg

Submitted by Jessica Lum, Assistant Company Secretary on 09/06/2004 to the SGX

RECEIVED

ASX ANNOUNCEMENT

9 June 2004

Australand Property Group announces $315 million CMBS issue

Australand Property Group ("Australand") today announced a proposed $315 million commercial mortgage-backed securitisation ("CMBS") issue. Australand Finance Limited ("AFL"), a wholly owned subsidiary of Australand, will issue five year Notes under the CMBS programme ("AFL Series 2004-1").

Westpac Institutional Bank ("Westpac") has been appointed as Arranger and Lead Manager with St. George Bank Limited ("St. George") and ANZ Investment Bank ("ANZIB") appointed as Co-Managers.

Commenting on the CMBS issue, Australand's Chief Financial Officer, Mr. David Craig said: "This CMBS issue is a cornerstone of our total refinancing and will be secured by our recently acquired portfolio of investment properties. It will enable us to reduce our cost of capital and also provide a longer-term maturity for our borrowing." Australand recently completed the acquisition of Australand Wholesale Property Trust No. 3, bringing its investment property portfolio to approximately $600 million.

Philip McEwen, Director, Corporate Finance, Westpac Institutional Bank, said: "The CMBS issue allows Australand to access cost effective term funding by leveraging the value in its property portfolio and with its multiple tranches should appeal to a broad range of investors."

The proposed $315 million transaction will be issued across four tranches. The size of the respective tranches and expected ratings by Standard & Poor's are: $193 million AAA notes, $34 million AA notes, $39 million A notes and $49 million BBB notes. Security for the Notes issue will consist of 21 new and prime commercial office and industrial properties located across Australia in regions of principal economic activity with an average lease expiry of 7.9 years.

A domestic roadshow of the proposed CMBS issue is to be conducted over the next week. A copy of the presentation slides is attached.

Australand is a major diversified property group, with activities across Australia covering residential land, housing and apartment developments, the provision of commercial office and industrial facilities, ownership of income producing properties, as well as management of wholesale property trusts. Australand is listed on the Australian and Singapore stock exchanges and has a market capitalisation of approximately $1.3 billion.

For further information please contact:

Australand Property Group:
David Craig
Chief Financial Officer
Phone: 61 2 9767 2145

Westpac Institutional Bank:
Philip McEwen
Director Debt Capital Markets
Phone: 61 2 9284 9219

Australand Property Group

AFL Series 2004-1

Commercial Mortgage Backed Securitisation



Arranger and Lead Manager Westpac Institutional Bank

ANZ Investment Bank

Co-Managers

st.george

Australand Property Group







Westpac

AUSTRALAND

Australand Property Group (APG)

- Diversified property developer: Land & Housing, Commercial & Industrial and Apartments
- Australand Holdings Limited listed June 1997
- In Nov 2003, Australand implemented stapling strategy to further diversify earnings:
  - Stapling of Australand Property Trust (APT) to Australand Holdings, creating APG
  - Acquisition of AWPT and AWPT2
- In May 2004, APT acquired AWPT3
- APG stapled securities trade on ASX and SGX
- Australand market capitalisation $1.3 billion
- Unbroken profit record since 1997 listing

Australand historical and forecast NPAT



$140m
$100m
$60m
$20m
Stapling costs
36
58
68
78
81
90
95
11
144
1997
1998
1999
2000
2001
2002
2003
2004
Forecast

APG Financial Performance

$m		2001	2002	2003	2004 proforma*
Total Assets		1,546.0	1,552.2	2,008.1	2,226.5
Net Debt **		401.3	387.1	591.0	618.9
Net Profit		81.4	90.4	95.2	143.6
Gearing	(liabilities/TTA) **	58.1%	51.2%	51.0%	46.5%
Gearing	(IBD/TTA) **	27.5%	26.3%	30.7%	28.9%

* From Product Disclosure Statement and Prospectus dated 29 April 2004

** Net of cash

APG Strategy

- Continue growth of Land & Housing and Commercial & Industrial divisions – significant land banks in place
- Continue growth of recurrent investment earnings to 50% of Group earnings by 2007 - strong pipeline of investment assets
- Ongoing development through to 2007 should deliver a further $500m of investment grade properties
- Approximately $1 billion in property assets currently under management, including 38 Office and Industrial buildings
- Refinance 21 properties through CMBS for debt capital markets efficiency

Calendar 04 NPAT annualised composition post acquisition of AWPT3



Investment trust
35%
Development company
65%

	Asset base $m
APT existing portfolio	597
AWPT4	250
AWPT5	104
Total	**951**
2004 –2006 Activity	500
Total Potential	**1,451**

AFL Series 2004-1 CMBS








Westpac

AUSTRALAND

Issue Terms - AFL Series 2004-1

• **Issuer**	Australand Finance Limited
• **Issue Size**	Class A $193m AAA Class B $ 34m AA Class C $ 39m A Class D $ 49m BBB
• **Interest**	Fixed Rate Notes (semi-annually in arrears) Floating Rate Notes (quarterly in arrears)
• **Scheduled Maturity**	June 2009
• **Final Maturity**	December 2010
• **Step-up Interest**	Twice the margin for the respective class of Notes

Collateral Coverage

- 21 quality office and industrial properties
- Property portfolio well diversified by location and high quality tenancy base

	S&P	Independent	Variance
Valuation	$484.5m	$535.9m	9.6%

	AAA	AA	A	BBB
Issue Amount	$193m	$34m	$39m	$49m
LVR (per S&P)	40%	47%	55%	65%
DSCR* (per S&P)	2.3x	1.9x	1.6x	1.4x

* Refinance constant 9.25%

Structural Features

• **Security**	First ranking fixed and floating charge over assets of the Issuer plus the benefit of a first ranking mortgage over the properties.
• **18 Month Sell-down**	There is a requirement to commence sale of security properties to the extent that principal on the Notes remains unpaid on the Scheduled Maturity Date.
• **Rights to Deal in Properties**	To operate effectively, APG may acquire, sell, or transfer properties subject to rating affirmation by S&P.

Structural Features

- **Liquidity Support:** Liquidity Facility of $14.7m has been sized to cover six months of interest payments and Issuer expenses.
- **Capital Expenditure:** Undertaking by APG to expend sufficient amounts each year with intent of maximising occupancy levels, tenant cashflows and the capital value of the properties.
- **Insurance:** Properties are insured against public liability, industrial special risks and business interruption.
- **Interest Rate Swaps:** Swaps, if any, will comply with S&P criteria.

CMBS Property Portfolio











CMBS Property Portfolio

Geographic diversification - by property value



WA
1%
SA
1%
QLD
10%
NSW
68%
VIC
20%

Sector diversification - by property value



Industrial
31%
Office
69%

- Portfolio is well diversified along the Eastern seaboard
- Locations are regions of principal economic activity
- Properties are located within the Office and Industrial sectors

Lease Expiry of 7.9 years

Lease expiry profile - weighted by income



40%
35%
30%
25%
20%
15%
10%
5%
0%
Scheduled Maturity of the Notes
1%
0%
4%
6%
6%
1%
6%
34%
10%
24%
8%
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015+
Year ended 30 June

- Weighted average lease expiry is 7.9 years
- 83% of leases, by income, expire following the Scheduled Maturity Date
- Leases provide for a growing rental income over term of CMBS
- Tenancy is well diversified - 50% of income sourced from Investment Grade tenants

Top 10 Tenants



Top 10 tenants
Nestle
Commonwealth of Australia
Coles Myer Limited
Australand Property Group
NSW State Government
Cadbury Schweppes
TNT
Ansell Limited
Exel
Stramit Corporation
0%
2%
4%
6%
8%
10%
12%
14%
16%
% of current annual income

Westpac

AUSTRALAND

Top 4 Commercial Properties



Corporate Satellite Centre, Mulgrave VIC

Independent value: $61.9 million



Building D, Rhodes Corporate Office Park, Rhodes NSW

Independent value: $61.5 million



The Gateway Building, Sydney NSW

Independent value: $56.0 million



Tower A, Metrolink Corporate Park, Mascot NSW

Independent value: $46.2 million

82-4507

Top 4 Industrial Properties



Greystanes Business Hub, Greystanes, NSW

Independent value: $35.0 million



Walters Road, Arndell Park, NSW

Independent value: $20.9 million



Platinum Street, Crestmead, QLD

Independent value: $16.3 million



South Park Drive, Dandenong, VIC

Independent value: $13.5 million

82-4507

Conclusion













Transaction Summary

- Issue of AAA to BBB rated, 5 year CMBS Notes
- Security comprises 21 new and prime office and industrial properties
- Portfolio is well diversified across areas of principal economic activity
- Average lease expiry of 7.9 years
- Tenancy is well diversified with 50% of income sourced from investment grade tenants
- Conservative LVR and DSCR levels for all classes of Notes

Proposed Timetable

Roadshow:	Commencing 9th June 2004
Pricing date:	[ ] June 2004
Settlement date:	[ ] June 2004

Appendix: Transaction Structure



AFL Series 2004-1
Australand Holdings Limited
Deposit of Shares
100%
Charge
AFL Security Trustee
Australand Finance Limited
Management Agreement
Rylehall Pty Limited
Australand Property Limited
Beneficiary
Master Loan Agreement and Loan Certificate
Master Guarantee Deed
Australand Group Security Trust Deed
Series 1
Australand Holdings Limited
AWPT
AWPT 2
AWPT 3
Series 1 Security Pool
Securities - Charges; real property, mortgages; guarantees

Westpac

AUSTRALAND

82-4507

AUSTRALAND AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

9 June 2004

Standard & Poor's Presale Report on $315 million CMBS issue

Attached is a copy of Standard & Poor's Presale Report on Australand Finance Limited's proposed $315 million Commercial Mortgaged-Backed Securities ("CMBS") issue announced earlier today.

For further information please contact:

Australand Property Group:
David Craig
Chief Financial Officer
Phone: 61 2 9767 2145

Westpac Institutional Bank:
Philip McEwen
Director Debt Capital Markets
Phone: 61 2 9284 9219

82-4507

STANDARD & POOR'S

Structured Finance

PRESALE REPORT

This presale report is based on information as of June 9, 2004. The ratings shown are preliminary. This report does not constitute a recommendation to buy, hold, or sell securities. Subsequent information may result in the assignment of final ratings that differ from the preliminary ratings. Please call Standard & Poor's at (61) 3-9631-2000 for the final ratings when assigned.

Profile

Expected closing date:
June 2004.

Scheduled maturity date:
June 2009.

Final maturity date:
December 2010.

Collateral:
The notes will ultimately be secured by first-ranking mortgages over a fully cross-collateralized pool of 21 commercial and industrial properties.

Issuer:
Australand Finance Ltd.

Responsible entity:
Australand Properties Ltd.

Primary credit enhancement:
Over collateralization.

Bank account provider:
Westpac Banking Corp.

Manager:
Rylehall Pty. Ltd.

Supporting Rating

Liquidity facility provider:
Westpac Banking Corp. (AA-/Stable/A-1+).

Analyst:
Philip Grundy,
Melbourne
(61) 3-9631-2063
philip_grundy
@standardandpoors.com

Australand Finance Ltd. Series 2004-1

A$315 Million Commercial Mortgage-Backed Notes

Preliminary ratings as of June 9, 2004

Class	Preliminary rating*	Preliminary amount (mils. A$)	Initial loan-to-value ratio (%)	Debt-service coverage ratio (x)
A	AAA	193.0	40.0	2.3
B	AA	34.0	47.1	1.9
C	A	39.0	55.1	1.6
D	BBB	49.0	65.0	1.4

*The rating on each class of securities is preliminary and subject to change at any time.

Rationale

This transaction is a multi-tranche CMBS involving the securitization of a highly diverse and fully cross-collateralized pool of 21 commercial and industrial properties held by Australand Property Group (APG) through various trusts and subsidiaries. The collateral security pool comprises a mix of relatively new high quality commercial office buildings, campus style office parks, and industrial office/warehouses or distribution centers.

Standard & Poor's has inspected the majority of the security properties and has undertaken analysis on each using established CMBS methodology. The capital value of the pool has been assessed for rating purposes at A$484.5 million and the stabilized cash flow generated by the assets at A$40.6 million, compared with the current independent value of A$535.9 million and current passing income of A$44.3 million.

The notes secured by the pool will have a scheduled maturity of five years with a legal final maturity of 6.5 years. Proceeds of the issuance will be applied toward refinancing existing debt.

The preliminary ratings assigned to the notes to be issued by Australand Finance Ltd. (AFL) reflect the ability of the issuer to pay interest on each payment date, and principal on or before the legal final maturity date. Standard & Poor's assessment takes into account the quality and diversity of the collateral pool of securities, the cash flow coverage and debt level, the liquidity support provided, insurance coverage, and the transaction structure.

Strengths and Weaknesses

Strengths

The strengths of the transaction observed in the rating analysis are:

- The quality and diversity of the collateral pool of properties supporting the CMBS, and the level of over collateralization provided. The 21 properties charged as collateral security are typically well located in solid commercial or industrial precincts across five states. The portfolio comprises office properties (69%) and industrial properties (31%);
- The properties generate significant annual rental income, and the weighted average lease maturity of the collateralized pool, at around eight years, is well above most

82-4507

Published by Standard & Poor's, a Division of The McGraw-Hill Companies, Inc. Executive offices: 1221 Avenue of the Americas, New York, NY 10020. Editorial offices: Level 37, 120 Collins Street, Melbourne, VIC 3000, Australia. Subscriber services: (61) 3-9631-2144. Copyright 2004 by The McGraw-Hill Companies, Inc. Reproduction in whole or in part prohibited except by permission. All rights reserved. Officers of The McGraw-Hill Companies, Inc.: Harold W. McGraw, III, Chairman, President, and Chief Executive Officer; Kenneth M. Vittor, Executive Vice President and General Counsel; Robert J. Bahash, Executive Vice President and Chief Financial Officer; Frank Penglase, Senior Vice President, Treasury Operations. Information has been obtained by Standard & Poor's from sources believed to be reliable. However, because of the possibility of human or mechanical error by our sources, Standard & Poor's or others, Standard & Poor's does not guarantee the accuracy, adequacy, or completeness of any information and is not responsible for any errors or omissions or the result obtained from the use of such information.
Standard & Poor's receives compensation for rating obligations. Such compensation is based on the time and effort to determine the rating and is normally paid either by the issuers of such securities or by the underwriters participating in the distribution thereof. The fees generally vary from US$5,000 to over US$1,000,000. While Standard & Poor's reserves the right to disseminate the rating, it receives no payment for doing so, except for subscriptions to its publications. Ratings are statements of opinion, not statements of fact or recommendations to buy, hold, or sell any securities. Ratings are based on information received by Ratings Services. Other divisions of Standard & Poor's may have information that is not available to Ratings Services. Standard & Poor's (Australia) Pty Limited does not hold an Australian financial services license under the Corporations Act 2001. Any rating and the information contained in any research report published by Standard & Poor's is of a general nature. It has been prepared without taking into account any recipient's particular financial needs, circumstances and objectives. Therefore, a recipient should assess the appropriateness of such information to it before making an investment decision based on this information.
Standard & Poor's Credit Information Services uses web usage, billing, and contact data collected from subscribers and registered users for billing and order fulfillment purposes, for product development and/or enhancement purposes, and occasionally to inform subscribers about products or services from Standard & Poor's and The McGraw-Hill Companies that may be of interest to them. Additionally, we may use subscribers' and registered users' contact information from time to time to inform them about new features, additions, and changes to Standard & Poor's products or services. If you would prefer not to have your information shared as outlined in this Notice, or for more information on our Privacy Policy, call us at (1) 212-438-7280 or see The McGraw-Hill Companies Customer Privacy Policy http://www.mcgraw-hill.com/privacy.html. You can also call us to confirm the accuracy of the data we have collected from you.

other office and industrial property trusts. About 50% of current rental income is derived from investment-grade tenants;

- The transaction is structured such that the required payment obligations to the issuer under the secured loan will fully match fund interest, principal, and transaction expenses of the issuer. While Standard & Poor's has assessed the cash flow and capital value of each asset separately, the notes will benefit from full cross collateralization;
- The properties, which are mostly newly constructed, single-tenant assets developed by APG, have an average age of less than two years; and
- APG, one of Australia's largest diversified property groups, continues to manage the properties and brings a high level of experience and expertise to the transaction. As managed investment schemes, Australand Property Ltd. (APL) and the relevant sub trusts are subject to rigorous statutory reporting and corporate governance obligations.

Weaknesses

Weaknesses identified with respect to the transaction are:

- The degree of geographic concentration among the higher-value security properties within the pool. Almost 44% of the total security value is contained in two sites: three buildings at Rhodes Corporate Office Park, Rhodes New South Wales, and the Gateway and Henry Deane buildings, which are adjacent to one another on the Southern fringe of Sydney's central business district (CBD). The assets at Rhodes represent around 26% of total security value, while the Gateway and Henry Deane buildings account for 18%. In assessing the collateral security pool, Standard & Poor's has had due regard to the concentration issues as well as the quality of the assets and tenants (most of whom are investment-grade on relatively long leases), and the level of diversity across the portfolio as a whole;
- With a portfolio of 21 mostly single-tenant properties, the diversity of tenants is limited compared to other Australian multi-property, single-borrower CMBS transactions. There are currently 26 tenants leasing space in the collateral pool, with the 10 largest (by proportion of rental) accounting for around 73% of total income, and the top six generating around 54% of total income. As a consequence, the potential impact on cash flow from the loss of a single tenant within the pool may be significant. The level of tenant diversity is largely mitigated by overall tenant quality, with around 50% of current passing income derived from tenants that carry an investment-grade rating. Of the top six, five carry investment-grade ratings, including the Australian Commonwealth Government (AAA/Stable/A-1+) and New South Wales State Government (AAA/Stable/A-1+), which together generate about 17% of total rental. The only unrated tenant in the top six is APG, which contributes 8% of rental income;
- The transaction is structured on an interest-only basis with no amortization of principal until the scheduled maturity date. This bullet repayment creates a significant repayment risk at the scheduled maturity date. If the notes are not repaid or refinanced at that time, then the transaction moves into an 18-month tail period where properties may be sold at the direction of the security trustee, with sale proceeds ultimately passed to noteholders on payment dates; and
- The transaction allows for APG to raise further debt or unrated subordinated debt secured by the collateralized security pool. The ability to raise further debt is governed by the transaction documents and, accordingly, APG may raise further debt secured by the collateral properties, subject to rating affirmation.

Rating Transition Analysis

The ratings on the notes may be impacted by a sustained and material deterioration in the quality and performance of the underlying security properties. This may involve either the loss of larger tenants, if not replaced within a reasonable period, and/or significant erosion in the capital value of the security pool. Because of this, economic factors and property market fundamentals, as well as quality of management, will be the key influencing features over the term of the transaction.

Loss of key tenants may not have an immediate impact on ratings. Standard & Poor's analysis of the assets and stabilized cash flows includes an allowance for vacancy and re-lease of properties. Given the quality and locational attributes of the assets and levels

of cash flow coverage available, it should be possible to re-lease properties on commercial terms within a reasonable timeframe. Noteholders will also have the benefit of a liquidity facility of A$14.7 million, equivalent to around six months' interest on all rated notes, plus priority expenses, which will be available to sustain transaction cash flows during re-lease periods, if required.

The security properties are generally well located in their markets. They are all relatively new, high-quality assets and are unlikely to require any material capital expenditure during the transaction term. Under the transaction documents, APG is required to continue to undertake repairs and maintenance of the properties to maximize occupancy levels and property revenue over the transaction term.

Transaction Structure

The proposed structure of the CMBS notes is for five years with an 18-month tail period. The notes are ultimately supported by first-ranking charges over 21 commercial and industrial properties located throughout Australia.

The transaction structure is shown in the following diagram.

Chart 1
Australand Finance Ltd. Transaction Structure


Series 2004-1 Noteholders
Perpetual Trustee Company Ltd. (Australand Finance Ltd.) Security Trustee)
Senior Notes
Rylehall Pty. Ltd. (Manager)
Fixed & Floating Charge
Australand Finance Ltd. (Issuer)
Liquidity and Swap Providers (as Required)
Secured Loan
P.T. Ltd. (Australand Property Group Security Trustee)
Australand Property Group
Australand Holdings Ltd. (Borrower)
Guarantee & Indemnity
Australand Property Trust (Asset-Owning Entities)

The issuer, AFL, a newly created, special-purpose vehicle (SPV), was established as a fully segregated issuer, and will be responsible for raising debt on behalf of APG. AFL will issue fixed- or floating-rate notes and will on-lend the proceeds of issuance to Australand Holdings Ltd. (AHL) through a secured loan structure. AHL will then apply funds to refinance existing debt on behalf of entities within APG.

The secured loan between AFL and AHL is structured to ensure that AFL will have sufficient funds available at all times to meet its obligations to secured creditors (including noteholders, liquidity providers, and swap counterparties). The loan principal is repayable on the scheduled maturity date and not later than the final maturity date (18 months later), and interest and charges will fully match fund AFL's obligations.

Security

The issuer will grant a first-ranking security interest over all of its assets, including its rights under the secured loan between itself and AHL, to the AFL security trustee for the benefit of secured creditors.

Repayment of the loan from AFL to AHL is ultimately secured by first-ranking real property mortgages over the 21 properties held by APG through various trusts and subsidiaries, along with first-ranking interests in the assets and undertakings, including relevant bank accounts, associated with those secured properties. Australand Properties Ltd. (APL), as responsible entity of the property holding trusts, together with the responsible entities of the relevant sub-trusts, will guarantee the undertakings of AHL. These guarantees are supported by first-ranking mortgages over the collateral properties. All security for the loan between AFL and AHL will be charged to the AG Security Trustee for the benefit of AFL.

As noted above, the principal balance under the secured loan between AFL and AHL is repayable on the scheduled maturity date. If for any reason AFL is not repaid on the scheduled maturity date, then it must act in accordance with the provisions of the issuer security trust deed. Unless the security trustee agrees otherwise, APG will be required to begin sale of the properties so that the outstanding principal is repaid as quickly as possible and no later than the final repayment date.

A full list of the core properties and overview of the portfolio is included in "Collateral Description" and table 1.

Management and Ownership

APG was established in November 2003 with the stapling of units in Australand Property Trust to the ordinary shares in AHL to form APG stapled securities. APG has grown to be one of Australia's largest diversified property groups. The group is organized into four operating divisions: Land and Housing, Apartments, Commercial/Industrial, and Property Investment. Other activities include management of Australand's Wholesale Trusts, development, ownership, and management of commercial and industrial properties, and development of residential land, housing, and apartment buildings.

The APG stapled securities are listed on the Australian and Singapore stock exchanges with a current market capitalization of around A$1.3billion. APG is ranked in the top 100 listed Australian companies. The major security holder is the Singapore-based property group CapitaLand Ltd., with around 58% of issued capital.

The activities of AFL are to be managed by Rylehall Pty. Ltd., a wholly owned subsidiary of AHL.

Collateral

The collateral, which ultimately secures the notes, comprises a fully cross-collateralized pool of 21 commercial and industrial properties. The assets are distributed among five states and comprise several property classes. Around 69% of the value of the collateral portfolio is in commercial office properties and the balance is in industrial office/warehouse or distribution centers.

The portfolio is characterized by relatively new, mostly single-tenant buildings, with long-term leases to quality tenants. Around 44% of the value of the collateral pool is captured in two sites: Rhodes Corporate Office Park and the Gateway and Henry Dean buildings.

Three buildings within the collateralized pool are located in Rhodes Corporate Office Park, Rhodes, New South Wales, and are known as Buildings B, C, and D. Rhodes is a relatively new campus style office park located 14 km west of the Sydney CBD. Nestle Australia Ltd. (AA-/Negative/A-1+) leases all of Building D, the most prominent building located at the front of the development. Building C is the head office of AG, who lease the property on terms expiring in November 2011. Building B is let 28% to Nestle Australia Ltd. and APG provide a rental guarantee for the remaining space until July 2008.

The Henry Deane and Gateway buildings are two newly developed commercial office buildings located immediately adjacent to each other in the southern sector of Sydney's CBD about 2km from the GPO, next to Central station. The properties are leasehold

with around 97 years remaining on the ground leases, and both benefit from long leases to 'AAA' rated government tenants. The location, quality, and tenant profile of the buildings are considered a strength.

Table 1 – Property Summary

Property	Size (sq. m)	Current independent valuation (A$000s)	Major tenants (incl. year of expiry)
New South Wales			
Building D, Rhodes Corporate Office Park, Rhodes *(Commercial office)*	17,238	61,500	Nestle Ltd. (AA-/Negative/A-1+), November 2013
The Gateway Building, 26-30 Lee Street, Sydney *(Commercial office)*	12,530	56,000	Commonwealth of Australia (AAA/Stable/A-1+), March 2012
Tower A, 197 – 201 Coward Street, Mascot *(Commercial Office)*	12,700	46,250	TNT Australia Pty. Ltd., July 2013
Building B, Rhodes Corporate Office Park, Rhodes *(Commercial office)*	12,674	42,250	Australand Property Group Income Guarantee, July 2008
Henry Dean Building, 20 Lee Street, Sydney *(Commercial office)*	9,112	38,200	New South Wales Government, (AAA/Stable/A-1+), November 2011
Building C, Rhodes Corporate Office Park, Rhodes *(Commercial office)*	10,827	37,200	Australand Property Group, July 2011
Lot 206 & 208 Greystanes Business Hub, Greystanes. *(Office/warehouse)*	25,705	35,000	Cadbury Schweppes Australia Ltd. (BBB/Stable/A-2), February 2013
Walters Road, Arndel Park *(Office/warehouse)*	17,733	20,900	Exel (Australia) Pty. Ltd., April 2012
8 Stanton Road, Seven Hills *(Office/Warehouse)*	10,708	13,700	Panasonic Australia, May 2012
10 Stanton Road, Seven Hills *(Office/Warehouse)*	7,065	9,500	Asics Oceana Pty. Ltd., April 2011
Queensland			
57-71 Platinum Street, Crestmead *(Office/Warehouse)*	19,299	16,300	Stramit Corporation Pty. Ltd., Nov. 2011
5-7 Trade Street, Lytton *(Office/Warehouse)*	14,479	12,000	Berri Ltd., May 2011
99 Shettleston Street, Rocklea *(Office/Warehouse)*	15,186	10,575	Amcor Ltd. (BBB+/Negative/A-2), Dec. 2006
51 Stradbroke Street, Heathwood *(Office/Warehouse)*	10,040	9,500	B&R Enclosures Pty. Ltd., June 2014
16 Archimedes Pl, Murarie *(Office/Warehouse)*	4,011	6,000	HPA Ltd., June 2008
South Australia			
102 Coglan Rd, Outer Harbour *(Office/Warehouse)*	6,626	7,100	Southcorp Ltd. (BB+/Negative/-), April 2011
Victoria			
690 Springvale Road, Mulgrave *(Commercial Office)*	21,323	61,900	Coles Myer Ltd. (BBB/Stable/A-2), April 2017
Building 10, 658 Church St, Richmond *(Office/Warehouse)*	8,067	24,900	Ansell Ltd., (BB+/Stable/B), Sep. 2007
35-59 South Park Dve., Dandenong *(Office/Warehouse)*	21,345	13,500	New Clicks (Australia) Pty. Ltd., May 2014
1-19 South Park Dve., Dandenong *(Office/Warehouse)*	8,027	6,600	Terra Harvest Australia Pty. Ltd., June 2006
Western Australia			
811 Abernathy Rd, Forrestfield (Office/Warehouse)	7,021	7,000	Toll Ipec Pty. Ltd., July 2012

Tenancy Profile and Lease Maturity Risk

Rental income generated by the collateral portfolio of security properties is derived from a total of 26 tenants.

The portfolio reports strong occupancy levels with a combined occupancy of around 99% (94% excluding the APG rental guarantee) with a weighted average lease term to maturity of about eight years. Around 11% by value of the leases are due to mature during the transaction term. The single largest maturity is the lease to Ansell Ltd. (BB+/Stable/B), which represents 5% net passing income from the collateral pool. A further 5% of income is derived from a rental guarantee provided by AG, which expires in July 2008.

Ansell Ltd. lease a suburban office building at Richmond in Victoria on terms which expire in September 2007; however, Ansell Ltd. has a further three-year option. The property is a modern A-grade suburban office development around 3km from the Melbourne CBD, and within easy access to public transport and Melbourne's major freeway network, CityLink. The development comprises a four-level building with a net lettable area (NLA) of around 8,067 sq.m. If, for any reason, Ansell Ltd. does not exercise its option, the subject property may be vulnerable to the pressures facing the Melbourne market. The Melbourne office market is expected to come under pressure over the next three years with around 360,000 sq.m of additional space anticipated and some forecasts putting vacancy rates above 12%. Given the quality and location of the building, it is reasonable to expect that at least some of the space could be re-let on commercial terms over a reasonable timeframe.

APG is committed to a rental guarantee for the vacant space in the newly constructed Building B, Rhodes Corporate Office Park, Rhodes, New South Wales. Rhodes Corporate Office Park is a new development located about 14km from the Sydney CBD. Building B has a total NLA of around 12,674 sq.m comprising two levels of basement car parking and five levels of office accommodation, and is well located close to road and rail transport. Around 28% of the property is leased to Nestle Ltd. (AA-/Negative/A-1+) over terms of five and 10 years. The balance of the space is subject to a rental guarantee, which extends to July 2008. Standard & Poor's notes that currently the Sydney suburban office market is dominated by oversupply in nearby North Ryde, and that the market has seen incentive levels increase and effective rentals decline in recent times. The rental guarantee to 2008 is a significant advantage to the asset.

Standard & Poor's analysis of the collateral properties includes derivation of an appropriate vacancy factor, re-let periods, and an allowance for leasing costs. In Standard & Poor's view, the cash flow generated by the collateral pool is sufficiently robust to continue to meet the payment obligations of the notes in the unlikely event that none of the space with lease maturity within the transaction term is re-let and the vacancy at Building B is not leased prior to expiry of the guarantee.

Table 2 –Top 10 Tenants as a % of Collateral Portfolio Net Income

Tenant	Net property income (%)
Nestle Australia Ltd. (AA/Negative/A-1+)	14
Commonwealth of Australia (AAA/Stable/A-1+)	10
Coles Myer Ltd. (BBB/Stable/A-2)	9
Australand Property Group	8
State Government of New South Wales (AAA/Stable/A-1+)	7
Cadbury Schweppes Australia Ltd. (BBB/Stable/A-2)	7
TNT Australia Pty. Ltd.	6
Ansell Ltd. (BB+/Stable/B)	5
Exel (Australia) Pty. Ltd.	4
Stramit Corporation Pty. Ltd.	3
Total	**73**

Chart 2

Australand Property Group Weighted Average Lease Maturity

April 1, 2004


% expiring
35
30
25
20
15
10
5
0
Mar-04
Mar-05
Mar-06
Mar-07
Mar-08
Mar-09
Mar-10
Mar-11
Mar-12
Mar-13
Mar-14
Mar-15+

Credit Evaluation

Standard & Poor's assessment of the stabilized cash flow derived from the 21 security properties is A$40.6 million, with a Standard & Poor's assessed capital value of A$484.5 million, compared to the current passing rent of A$44.3 million and total independent valuation of A$535.9 million.

Debt Sizing

The loan-to-value ratio (LTV) and debt-service coverage ratio (DSCR) levels adopted for this transaction reflect:

- The diversity and quality of the fully cross-collateralized pool of 21 commercial and industrial properties;
- The historic cash flow and capital value volatility of markets in which the properties are located in Australia; and
- The transaction structure and tenor of the notes.

Table 3 details the required DSCR levels and corresponding debt issuance amounts.

Table 3 – Rated Debt Issuance Summary (Potential Debt Issuing Capacity)

Rating	DSCR* (x) based on the stabilized cash flow and a fixed interest rate of 6.5%¶	Analyzed DSCR (x) based on the stabilized cash flow and a 9.25% refinance rate	LTV§ (%)	Potential debt (mils. A$)
AAA	3.2	2.3	40.0	193.0
AA	2.7	1.9	47.1	34.0
A	2.3	1.6	55.1	39.0
BBB	2.0	1.4	65.0	49.0

*DSCR–Debt-service coverage ratio. ¶Hypothetical interest rate assumption. §LTV–Loan-to-value ratio. The LTV is based on Standard & Poor's assessed values.

Right to Deal in the Security Properties

The transaction documents allow APG to acquire or sell secured properties before the scheduled maturity date in certain circumstances. If the property being acquired is to become part of the collateral security pool, then the acquisition will require rating affirmation on the notes.

APG may dispose of a secured property, provided the sale proceeds are deposited into the sale proceeds account, the sale is made on arms-length terms and for fair market value, and Standard & Poor's provides rating affirmation. Rating affirmation is required for withdrawals from the sale proceeds account, other than for investment in approved investments or withdrawal of funds in excess of the gearing cap.

APG may substitute collateral assets subject to rating affirmation. APG may acquire properties funded by another financier or third party whose recourse is limited to those properties, or, where there is recourse to the subject properties, that recourse is fully subordinated to the interests of the CMBS noteholders and rating affirmation has been obtained.

Capital Expenditure

APG is required to undertake repairs and maintenance of the properties in the ordinary course of business with the objective of maximizing occupancy levels, property revenue, and capital value during the term of the CMBS. However, non-compliance with capital expenditure requirements will not be an event of default.

Standard & Poor's has factored into its assessed stabilized cash flow an estimation of a limited sinking fund allowance consistent with prudent property management practice.

Industrial Special Risks Insurance

The respective responsible entities are required to maintain insurance coverage that meets Standard & Poor's criteria, that covers the portfolio for the full reinstatement of the properties, public liability, and any business interruption/loss-of-rental effects on its cash flows. Existing insurance arrangements satisfy Standard & Poor's requirements.

Structural Considerations

Bank Accounts

All rental receipts will be paid directly into the collections account, which will be secured by a fixed and floating charge in favor of the AG Security Trustee. Property expenses and amounts payable under the loan will be paid from this account in accordance with transaction documents. Appropriate ledger and accounting systems are in place to assist in the identification of relevant funds.

Liquidity Facility

Noteholders benefit from a A$14.7 million liquidity facility. The limit of the liquidity facility has been sized based on six months' of noteholder payments at Standard & Poor's stressed interest rate and six months' of transaction expenses (such as trustee fees, rating fees, and administration fees, but excluding permitted property expenses).

If the liquidity drawn amounts are not repaid from excess cash flow they will be repaid from capital recoveries associated with the enforcement and sale of secured assets, if required. As these fully drawn liquidity amounts rank equally with noteholders, this would have the effect of adding a further A$14.7 million of debt ranking pari pasu with 'AAA' noteholders, and equivalent to around 3% of Standard & Poor's assessed capital value.

Refinancing Risk

The transaction comprises interest-only notes with a soft bullet maturity. The failure of the issuer to repay the notes on the scheduled maturity date will not be an event of default. Instead, the AG Security Trustee will have the capacity to direct the progressive and orderly realization of the collateral assets over a period of up to 18 months, if required. This will enable the issuer to repay notes no later than the final maturity date.

In assessing the appropriateness of the tail period, Standard & Poor's considered the potential resale market for investment-grade commercial property in Australia, which is dominated by domestic property trusts, institutions, syndicates, and private investors. Investment activity in Australian investment-grade property currently is sound. These positive market fundamentals, combined with the anticipated performance of the portfolio, bode well for the timely sale of the secured assets if the issuer is unable to

refinance in the tail period. If market conditions deteriorate, the noteholders have the benefit of LTV and DSCR rating thresholds, enabling them to withstand a significant decline in both income and property value.

Between the scheduled maturity date and the final maturity date, the notes attract a step-up margin, which provides a financial incentive to refinance on the scheduled maturity date.

Chart 3

Australian Property Market Index Comparison


Office
Retail
Industrial
Index Point
1,200
1,000
800
600
400
200
0
Dec-84
Dec-85
Dec-86
Dec-87
Dec-88
Dec-89
Dec-90
Dec-91
Dec-92
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03

Surveillance

Surveillance will be maintained on this transaction while rated, until the notes mature or are otherwise retired.

Analytical Contacts

Primary analyst: Phil Grundy, associate director, Melbourne, (61) 3-9631-2063
CMBS analytical manager: Peter Eastham, director, Melbourne, (61) 3-9631-2062

Surveillance manager: Belinda Smith, associate director, Melbourne, (61) 3-9631-2068
Surveillance analyst: Narelle Coneybeare, rating specialist, Melbourne (61) 3-9631 2061

Related Research

- Australian Commercial Mortgage-Backed Securitization – The Rating Process, published April 6, 2001.
- Things That Matter: -The Australian Commercial Real Estate-Backed Securities Market, published March 3, 2003.

The above articles are available on RatingsDirect, Standard & Poor's Web-based credit analysis system, at www.ratingsdirect.com. They can also be found on Standard & Poor's Web site at www.standardandpoors.com. Under Credit Ratings select News & Analysis. Then find the article under Commentary & News.

82-4507

This presale report is based on information as of the publication date shown above. The ratings shown are preliminary. Subsequent information may result in the assignment of final ratings that differ from the preliminary ratings. Please call Standard & Poor's at (61) 3-9631-2000 for the final ratings assigned.

Ratings are statements of opinion, not statements of fact or recommendations to buy, hold, or sell any securities. Standard & Poor's (Australia) Pty Limited does not hold an Australian financial services license under the Corporations Act 2001. Any rating and the information contained in any research report published by Standard & Poor's is of a general nature. It has been prepared without taking into account any recipient's particular financial needs, circumstances and objectives. Therefore, a recipient should assess the appropriateness of such information to it before making an investment decision based on this information.

RECEIVED
2004 JUL 13 P 2:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MASNET No. 47 OF 11.06.2004
Announcement No. 52

CAPITALAND LIMITED

ESTABLISHMENT OF S$3, 000, 000, 000 MULTICURRENCY MEDIUM TERM NOTE PROGRAMME BY CAPITALAND TREASURY LIMITED

The Directors of CapitaLand Limited ("CapitaLand") are pleased to announce that CapitaLand Treasury Limited (the "Company"), a wholly-owned subsidiary of CapitaLand, has established a S$3,000,000,000 Multicurrency Medium Term Note Programme (the "MTN Programme") pursuant to which the Company may issue notes (the "Notes") from time to time, to be guaranteed by CapitaLand, and in connection therewith, CapitaLand and the Company have appointed Citicorp Investment Bank (Singapore) Limited ("Citicorp") and Standard Chartered Bank ("SCB") to act as joint arrangers and dealers of the MTN Programme.

Under the MTN Programme, the Company may issue Notes in Singapore dollars or any other currency, in various amounts and tenors, and may bear fixed, floating or variable rates of interest. Hybrid Notes or zero coupon Notes may also be issued under the MTN Programme.

The payment obligations of the Company under the Notes will be unconditionally and irrevocably guaranteed by CapitaLand.

The net proceeds arising from the issue of Notes under the MTN Programme (after deducting issue expenses) will be used for the purpose of refinancing existing borrowings and financing the investments and general corporate purposes of the Company, CapitaLand and the subsidiaries and associated companies of CapitaLand.

Approval in-principle has been granted on 8 June 2004 by the Singapore Exchange Securities Trading Limited ("SGX-ST") for the listing and quotation of the Notes to be issued from time to time under the MTN Programme and which are at the time of issue agreed to be listed on the SGX-ST. Admission to the Official List of the SGX-ST is not to be taken as an indication of the merits of the Company, CapitaLand or the Notes.

By Order of the Board

Jessica Lum
Assistant Company Secretary
11 June 2004

Submitted by Jessica Lum, Assistant Company Secretary on 11/06/2004 to the SGX

82-4507

MASNET No. 21 OF 15.06.2004
Announcement No. 27

CAPITALAND LIMITED

ANNOUNCEMENT AND NEWS RELEASE - "SALE OF INVESTMENT IN IP THAI PROPERTY FUND, THAILAND"

Attached CapitaLand Limited's announcement and news release on the above subject matter, is for information.

CL announcement.pd

CL news release.pdf

Submitted by Tan Wah Nam, Company Secretary on 15/06/2004 to the SGX

SALE OF INVESTMENT IN IP THAI PROPERTY FUND, THAILAND

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that the following parties have today signed a sale and purchase agreement (the "Sale Agreement") for, and completed the sale of, their entire investment (the "Sale") in IP Thai Property Fund ("IPTPF"), a property fund established in Bangkok, Thailand, to Thailand's Government Pension Fund (the "Purchaser"):

(a) The Ascott Hospitality Holdings Pte Ltd ("TAHHPL") through its three wholly-owned subsidiaries, Chirac Pte Ltd, Effenberg Investments Pte Ltd and Laetitia Investments Pte Ltd, (collectively, the "Ascott Investees"); and

(b) I.P. Property Fund Asia Limited ("IPPFAL"), through its seven wholly-owned subsidiaries (collectively, the "IP Investees"),

(together, the Ascott Investees and the IP Investees referred to as the "Sellers").

IPPFAL is an indirect 20%-owned associated company of CapitaLand Financial Limited ("CFL"), a wholly-owned subsidiary of CapitaLand. IPPFAL, through the IP Investees, holds an aggregate of 70% of the units of IPTPF.

TAHHPL is an indirect wholly-owned subsidiary of The Ascott Group Limited ("TAG"), itself a 68.8%-owned listed subsidiary of CapitaLand. TAHHPL, through the Ascott Investees, holds an aggregate of 30% of the units of IPTPF.

The CapitaLand group had, through CFL and TAG, an indirect effective interest of 34.6% in IPTPF. Following completion of the Sale, CapitaLand ceased to have any interest in IPTPF.

IPTPF is the owner of the property, Somerset Lake Point, which is located at Sukhumvit Soi 16, Bangkok, and managed by Ascott International Management (Thailand) Limited ("AIM Thailand"), TAG's subsidiary in Thailand. AIM Thailand will continue to manage Somerset Lake Point after the Sale.

Consideration

The consideration for the Sale, arrived at on a willing-buyer and willing-seller basis, is THB1,825 million (equivalent to SGD76.7 million) subject to post-completion adjustments of IPTPF's accounts. CapitaLand's share of the consideration will be THB632 million (equivalent to SGD26.6 million).

As at completion (the "Completion") today, the Purchaser has paid a total sum of THB1,800 million (equivalent to SGD75.6 million) to the Sellers. The balance of the consideration will be payable by the Purchaser to the Sellers in proportion to their interest in IPTPF in the following manner:-

(i) THB25 million (equivalent to SGD1.05 million) paid into an escrow account on Completion; and

(ii) the adjusted balance after post-closing adjustments based on IPTPF's accounts as at Completion date to be determined within 30 days from the Completion date and released from the escrow account.

The Consideration is also subject to adjustment of the net balance of accounts receivables as at 90 days after the Completion date. The Purchaser or the Sellers (as the case may be) shall make payment of the said adjusted net balance accordingly.

Rationale

With the disposal of the interest in IPTPF, CapitaLand will enhance its asset productivity, realise profits from its properties and strengthen its balance sheet while retaining its management contracts.

Financial Effects

The book value of CapitaLand's investment in IPTPF as at 31 May 2004 is THB508 million (equivalent to SGD21.4 million).

The Sale will yield an estimated gain of THB124 million (equivalent to SGD5.2 million) for the CapitaLand group, which translates to an estimated increase of 0.2 cents in earnings per share and net tangible assets per share of the CapitaLand group for the current financial year ending 31 December 2004.

The proceeds from the Sale will be used to reinvest in attractive opportunities that may arise in the future.

Directors' and Controlling Shareholders' Interests

Mr Lim Chin Beng, a Director of CapitaLand, is the Chairman and a Director of TAG. Mr Liew Mun Leong, the President and Chief Executive Officer of CapitaLand, is also the Deputy Chairman of TAG and CFL. Mr Richard Hale is a Director of CapitaLand and TAG. Mr Andrew Buxton is a Director of CapitaLand and CFL.

Save as disclosed above, none of the Directors and controlling shareholders of CapitaLand have any interest, direct or indirect, in the aforesaid transaction.

A copy of the Sale Agreement is available for inspection by CapitaLand's shareholders during normal business hours for a period of three months from the date hereof at CapitaLand's registered office at 168 Robinson Road #30-01 Capital Tower Singapore 068912.

By Order of the Board

Tan Wah Nam
Company Secretary
15 June 2004

82-4507

CapitaLand

For Immediate Release
15 June 2004

NEWS RELEASE

CapitaLand units divest Somerset Lake Point for THB1,825 million

Singapore, 15 June 2004 **–** The Ascott Group, a subsidiary of CapitaLand, and IP Property Fund Asia Limited (IPPFAL), an associate of CapitaLand, have divested their respective interests in Somerset Lakepoint for THB1,825 million (about S$76.7 million). Somerset Lakepoint, a 350-unit serviced residence in Bangkok's Sukhumvit district, is owned by IP Thai Property Fund (IPTPF). All units in IPTPF have been sold to the Thailand Government Pension Fund. The sale completed today.

CapitaLand's effective 34.6% stake in the property fund is held through a 20% equity in IPPFAL which in turn holds 70% equity in IPTPF; and a 68.8% stake in Ascott which in turn holds 30% equity in IPTPF. CapitaLand's share of the gains would amount to about THB124 million (about S$5.2 million) from the transaction. Ascott will continue to manage the property.

Mr Liew Mun Leong, President & CEO of CapitaLand and Deputy Chairman of The Ascott Group, said, "This transaction is in line with CapitaLand's strategy to enhance its asset productivity by realising profits from its properties which have reached a certain steady state of income, whilst continuing to enjoy fee-based income, in this case through Ascott retaining the management of the property under the Somerset brand. We recently grew our presence in Thailand through a 40% stake in TCC Capital Land which will invest, develop and manage properties in the residential, office and retail sectors. Thailand will continue to be a key gateway city in the Group's operations to increase its overseas earnings."

About CapitaLand

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe.

The company's hospitality businesses, in hotels and serviced residences, span more than 60 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand Limited include Raffles Holdings, The Ascott Group, Australand Property Group (which is listed both in Singapore and Australia), CapitaMall Trust and CapitaCommercial Trust.

Visit www.capitaland.com for more details.

About IP Property Fund Asia

IP Property Fund Asia is an associated company of CapitaLand which is co-managed and co-sponsored by CapitaLand and ING Real Estate. IP Property Fund Asia's investment is focused on real estate in Hong Kong, Singapore, Thailand and Malaysia.

Issued by CapitaLand Limited
Date : 15 June 2004

For further queries :

Analyst Contact
Harold Woo
Equity Markets
Telephone: 68233 210

Media Contact
Mok Lai Siong
Corporate Communications
Telephone: 68233 543

MASNET No. 62 OF 15.06.2004
Announcement No. 68

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "SALE OF INVESTMENT IN IP THAI PROPERTY FUND , THAILAND"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement and a news release on the above matter. Attached Ascott's announcement and news release are for information.

Ascott announcement.pd

Ascott news release.pdf

Submitted by Tan Wah Nam, Company Secretary on 15/06/2004 to the SGX

RECEIVED
2004 JUL 13 P 2:44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

82-4507

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

SALE OF INVESTMENT IN IP THAI PROPERTY FUND, THAILAND

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce that the Company's indirect wholly owned subsidiary, The Ascott Hospitality Holdings Pte Ltd ("TAHHPL"), has today through its three (3) wholly owned subsidiaries, Chirac Pte Ltd, Effenberg Investments Pte Ltd and Laetitia Investments Pte Ltd (all three (3) collectively, the "Ascott Investees") together with I.P. Property Fund Asia Limited ("IPPFAL"), through IPPFAL's seven (7) wholly owned subsidiaries (all seven (7) subsidiaries collectively, the "IP Investees") (together the Ascott Investees and the IP Investees be referred to as the "Sellers"), signed a sale and purchase agreement and completed the sale of their entire investment in IP Thai Property Fund ("IPTPF"), a property fund established in Bangkok, Thailand, to Government Pension Fund (the "Purchaser"), a juristic person, established by virtue of the power vested in the Government Pension Fund Act B.E. 2539 of Thailand (the "Sale").

IPPFAL, through the IP Investees, holds an aggregate of 91,001,384.5160 units equivalent to 70% of the units of IPTPF, and TAHHPL, through the Ascott Investees, holds an aggregate of 39,009,593.3640 units equivalent to 30% of the units of IPTPF. IPTPF is the owner of the property, Somerset Lake Point which is located at Sukhumvit Soi 16, Bangkok. Somerset Lake Point is managed by Ascott International Management (Thailand) Limited ("AIM Thailand"), the Company's subsidiary in Thailand.

Consideration

The consideration (the "Consideration") for the Sale, arrived at on a willing-buyer and willing-seller basis, is THB1,825 million (equivalent to SGD76.7 million) subject to post-completion adjustments of IPTPF's accounts. The Ascott Investees' 30% share of the Consideration before post-completion adjustment is approximately THB548 million (equivalent to SGD23 million).

The Consideration is payable in 3 stages to the Sellers in proportion to their interest in IPTPF in the following manner :-

(i) THB1,800 million (equivalent to SGD75.6 million) on Completion. The Company has today received THB540 million (equivalent to SGD22.7 million) for its 30% share of the Consideration;

(ii) THB25 million (equivalent to SGD1.05 million) paid into an escrow account (the "Escrow Account") on Completion; and

(iii) the adjusted balance after post-closing adjustments based on IPTPF's accounts as at Completion date to be determined within 30 days from the Completion date and released from the Escrow Account.

The Consideration is also subject to the adjustment of the net balance of accounts receivables as at 90 days after the Completion date. The Purchaser or the Sellers (as the case may be) shall make payment of the said adjusted net balance accordingly. For the avoidance of doubt, such payment shall not be made from the Escrow Account.

As from the date of Completion, IPTPF will cease to be an associate of the Company. Somerset Lake Point will continue to be managed by AIM Thailand after the Sale.

Rationale

The Company's disposal of its investment in IPTPF is in line with its strategy to be asset light and to achieve high capital productivity by focusing more on fee-based income.

Financial Effects

The book value of the Company's investment in IPTPF as at 31 May 2004 is THB436 million (equivalent to SGD18.3 million). The Company's share of the profit for the transaction is estimated to be THB99 million (equivalent to SGD4.2 million), and the transaction is expected to increase the earnings per share and the net tangible assets per share of the Group by approximately 0.26 cents for the financial year ending 31 December 2004.

The proceeds from the transaction will be re-invested in new growth markets.

Directors' and Controlling Shareholders' Interests

IPPFAL is a 20% associate of CapitaLand Financial Ltd, which is in turn a wholly owned subsidiary of CapitaLand Limited, the Company's parent

82-4507

company. CapitaLand has a 68.8% interest in the issued and paid up capital of the Company.

Mr. Kee Teck Koon is a director of IPPFAL. Messrs Lim Chin Beng, Liew Mun Leong, Eugene Paul Lai Chin Look, Richard Edward Hale, Kee Teck Koon and Lui Chong Chee (alternate Director to Mr Liew Mun Leong) are directors and/or executive officers of CapitaLand Financial Ltd and/or CapitaLand Limited.

Save as disclosed above, none of the Directors and Controlling Shareholders of the Company has any interest, direct or indirect, in the aforesaid transaction.

By Order of the Board

Shan Tjio
Company Secretary
Date : 15 June 2004

Note : An exchange rate of THB1.00 : S$0.042 is used for this announcement.

82-4507

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

June 15, 2004
For Immediate Release
Contact:

Ida Lim (65) 9628 8339
Betsy Tan (65) 9641 6920

NEWS RELEASE

Ascott Divests Stake In Bangkok Serviced Residence, In Line With Asset-Light Strategy

Singapore, June 15 2004 - The Ascott Group has divested its interest in Somerset Lake Point, a 350-unit serviced residence in Bangkok's Sukhumvit district. The company expects to recognise a gain of THB 99 million (S$4.2 million) from the sale.

Ascott's stake in the property is held through its 30 per cent equity in IP Thai Property Fund, which owns the residence. The remaining 70 per cent interest in the fund is held by I.P. Property Fund Asia Limited (IPPFAL). Ascott's parent company, CapitaLand Limited, owns 20 per cent of IPPFAL.

All units in IP Thai Property Fund, which owns Somerset Lake Point, have been sold to the Thailand Government Pension Fund for THB 1,825 million (S$76.7 million).

The sale was completed today (June 15) and Ascott's share of the proceeds is THB 548 million (S$23.0 million). It will continue to manage the serviced residence after the sale.

Ascott is a leading international serviced residence company with 13,800 serviced residence units in 39 cities in Europe and Asia Pacific. It is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies.

Mr Liew Mun Leong, Ascott's deputy chairman, and president and CEO of its parent company CapitaLand Limited, said: "The sale is in line with Ascott's strategy to refine its asset structure and increase its fee-based income. The sale proceeds will be reinvested to grow the serviced residence business and entrench Ascott's position as a market leader in Asia Pacific and Europe. The group enjoys strong brand recognition in Thailand and plans to grow its presence there further."

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

- more -

82-4507

Mr Eugene Lai, Ascott's chief executive officer, said: "We are looking at securing more serviced residence management contracts, and recently soft opened the 177-unit luxury-tier The Ascott Sathorn at Sathorn Road in the CBD.

"We are optimistic about Bangkok's upper-tier serviced residence market. We expect demand to be sustained by Thailand's good GDP growth, which is forecast at 7.7 per cent this year and 6.5 per cent next year, and healthy foreign direct investment, forecast at US$3.3 billion next year."

He added: "Somerset Lake Point's profile today as a prime investment property reflects Ascott's value-add in growing the residence' reputation, profitability, and substantial base of multinational customers since it opened in 2000."

Strategic Moves

Mr Lai added that in line with its goal to be a leading global serviced residence company, Ascott's recent strategic moves have included acquiring the remaining 50 per cent stake in the Citadines European serviced residence chain two weeks ago (June 1) for Euro 74.3 million (S$154.2 million).

He said that with full ownership of Citadines, the group will be able to fully integrate the European chain with the rest of its operations to achieve greater economies of scale. It will also be able to leverage a combined larger customer base to cross-sell and accelerate sales growth.

Later, the group plans to restructure its stake in Citadines, divesting part of its interest to strategic and financial partners, while continuing to manage the chain.

Last week (June 7), the group divested its Scotts Shopping Centre and The Ascott Singapore serviced residence for S$345 million, making an estimated net gain of S$29.5 million. It said the proceeds will be used to reduce debt and fund its serviced residence growth in various markets including Europe, China and Japan.

Last month (May), Ascott announced a marketing alliance with the serviced residence arm of Equity Residential, the largest publicly-traded apartment company in the US, to provide serviced apartments throughout the US.

Somerset Lake Point

The twin-tower Somerset Lake Point is at Sukhumvit Road, opposite the Queen Sirikit National Convention Centre, and near major shopping malls, restaurants and entertainment spots.

Facilities include swimming pools, restaurants, a business centre and children's play areas. Units range from stylish studio to three-bedroom suites with broadband internet access, home entertainment systems with cable TV, and fully-equipped kitchens.

In Bangkok, Ascott also operates the 152-unit Somerset Suwan Park View in the CBD, and 127-unit Omni Tower at Sukhumvit Road.

Financial Effects
The divestment is expected to increase Ascott's earnings per share by 0.26 Singapore cents for the current financial year ending December 31, 2004. Its net tangible assets per share will also increase by 0.26 Singapore cents.

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811
Date : June 15, 2004

For more information, please contact:
Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Email: ida.lim@the-ascott.com
Betsy Tan, Executive
Tel: (65) 6586 7234 Hp: (65) 9641 6920 Email: betsy.tan@the-ascott.com

---

The Ascott Group is a leading international serviced residence company with 13,800 serviced residence units in the key cities of Europe and Asia Pacific.

Ascott's global presence spans 39 cities in 16 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Shanghai and Beijing in Asia; Sydney, Melbourne and Auckland in Australia and New Zealand; and Dubai in the Gulf region.

Through its marketing alliance with Equity Corporate Housing, the group also offers upper-tier serviced apartments throughout the US. Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 20-year industry track record and serviced residence brands that enjoy recognition worldwide.

The group's flagship *The Ascott* luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its *Somerset* upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier *Oakford* brand in Australia and *Citadines* brand in Europe provide corporate executives with comfortable city residences.

Recent awards the group has clinched include the Number One position in the 2004 China's Top 100 Serviced Residences ranking for its eight properties in China, 2004 Best Service in Serviced Apartments awards in Hanoi and Ho Chi Minh City, and Best Annual Report and Best Operating and Financial Review awards at Singapore's 2004 Annual Report Awards.

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, CapitaLand's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's hospitality businesses in hotels and serviced residences span more than 60 cities around the world.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com

- End -

MASNET No. 6 OF 17.06.2004
Announcement No. 6

82-4507

CAPITALAND LIMITED

CAPITALAND ACQUIRES PRIME LANDED SITE IN CHAOYANG, BEIJING

News release.pdf

Submitted by Tan Wah Nam, Company Secretary on 17/06/2004 to the SGX

RECEIVED
2004 JUL 13 P 2: 44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

82-4507

CapitaLand

For Immediate Release
17 June 2004

CapitaLand acquires prime landed site in Chaoyang, Beijing

Singapore, 17 June 2004 – CapitaLand has acquired a 125,716 square metre residential site in Chaoyang District, Beijing. The site has a potential gross floor area of 65,500 square metres and CapitaLand plans to build approximately 230 landed homes on it. The transaction was made through the acquisition of Rich Fook Development Limited ("Rich Fook"), a Hong Kong-incorporated company, for a consideration of RMB129.1 million (S$27.5 million). Rich Fook in turn wholly owns a company, Beijing Orchid Garden Property Development Co., Ltd ("BOG"), whose sole asset is the Chaoyang site. The above consideration, which will be satisfied in cash, is based on the net book value of Rich Fook, taking into account the current value of RMB281.3 million (S$59.9 million) for the underlying residential site. The consideration was arrived at on a willing buyer-willing seller basis.

CapitaLand has been achieving strong sales for its China homes, with all of its launched units fully or almost fully sold. Of the about 600 units in the La Cité residential development that have been released, 95% are sold. This includes the sale of 50% of the 80 new units launched two weeks ago. Another recently launched project, Oasis Riviera, has also achieved sales of 99% for the 580 units released. High buyer interest has been registered for subsequent phases and new units are slated for launch soon.

The BOG site was acquired through Hua De Holdings Pte Ltd (an indirect wholly owned subsidiary of CapitaLand) and CapitaLand China Residential Fund (a private fund in which CapitaLand has a 33.6% indirect interest). Hua De and the Fund will hold interests of 70% and 30% respectively. With the acquisition, Rich Fook and BOG have become indirect 80.08% owned subsidiaries of CapitaLand.

82-4507

Mr Liew Mun Leong, President & CEO of CapitaLand said: "This year, our 10th year in China, CapitaLand continues to strengthen its presence in the country. Besides the acquisition of residential sites in Shanghai and Beijing, including this Beijing Orchid Garden site, we have increased our presence in the commercial sector and real estate financial services, through Raffles City Shanghai and the CapitaLand China Residential Fund respectively. We will continue to expand into key gateway cities in China."

Mr Lim Ming Yan, CEO of CapitaLand China, added: "The Chinese economy continues to grow at a strong and steady pace. Recent policies by the Chinese government will serve to promote the development of a healthy property market. In Beijing, the residential market has been stable over the past few years. Today, we see strong local demand, underpinned by strong economic growth, rising affordability, and a growing population due to Beijing's attractive position as China's capital and key economic centre. There is buyer interest particularly for new and good quality projects in the mid to high-mid segment of the market. The newly acquired site will be developed for this group of homebuyers, and we intend to launch it in the first half of 2005. CapitaLand has seen good sales of its properties and we are confident of sustainable growth in the market segment that we are in."

The site is located at Lai Guang Ying Dong Lu, about one kilometre west of the Beijing Airport Expressway, in the established Chaoyang residential neighbourhood. This neighbourhood is popular amongst both the local and expatriate homebuyers with well-known schools in the vicinity, including the Western Academy of Beijing International School and Montessori School. CapitaLand plans to build a mix of apartments, terraces, semi-detached and detached houses over the next three years. The site has a standard tenure of 70 years.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand group for the financial year ending 31 December 2004. None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the transaction described above.

About CapitaLand Group

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's hospitality businesses, in hotels and serviced residences, span more than 60 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

About CapitaLand China

CapitaLand (China) Investment Co., Ltd is a wholly owned subsidiary of CapitaLand China, which is in turn an indirect wholly owned subsidiary of CapitaLand. Since 1994, CapitaLand China has been a developer of premier homes and quality commercial properties in China, with a total project value of over RMB 12 billion. CapitaLand was proud to be accorded the coveted "Wholly Foreign-Owned Enterprise" investment company status, by the Chinese government in 2002.

About CapitaLand China Residential Fund

The CapitaLand China Residential Fund is a private fund sponsored by CapitaLand with support from corporate investors, financial institutions and high net worth individuals. The Fund's current investments are a 20% interest in the 1,700-unit La Forêt in Beijing; a 14.55% stake in the 2,000-unit Oasis Riviera in Shanghai; and a 20% interest in Shanghai Aoshun Property Co, which owns a 153,140 square metre residential site in Shanghai.

Issued by: **CapitaLand Limited**
Date: **17 June 2004**

For more information, please contact:

Media Contact

Nicole Neo
Communications
DID : (65) 68233218
Nicole.neo@capitaland.com.sg

Analyst Contact

Harold Woo
Equity Markets
DID : (65) 68233210
Harold.woo@capitaland.com.sg

82-4507

MASNET No. 54 OF 18.06.2004
Announcement No. 57

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND PROPERTY GROUP – "AUSTRALAND PROPERTY GROUP PRICES ITS $315 MILLION CMBS ISSUE"

CapitaLand Limited's subsidiary, Australand Property Group ("APG"), has today issued an announcement on the above matter. Attached APG's announcement is for information.

APG annc.pdf

Submitted by Tan Wah Nam, Company Secretary on 18/06/2004 to the SGX

82-4507

AUSTRALAND AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

18 June 2004

Australand Property Group prices its $315 million CMBS issue

Australand Property Group ("Australand") has today priced its $315 million 5-year commercial mortgage backed securitisation ("CMBS") issue.

The transaction will be issued across four tranches. The size of the respective tranches and expected ratings by Standard & Poor's are: $193 million AAA notes, $34 million AA notes, $39 million A notes and $49 million BBB notes.

Westpac Institutional Bank is the Arranger and Lead Manager for the CMBS with St. George Bank Limited and ANZ Investment Bank acting as Co-Managers.

Australand's Chief Financial Officer, David Craig said "the CMBS issue is a cornerstone of the company's total financing and we are delighted with the strong level of support shown by the market. Australand will benefit from this issue via a reduction in our cost of capital and also from the longer-term maturity for our borrowing."

Westpac Institutional Bank Director of Corporate Finance, Philip McEwen said "the bank was pleased with both the overall pricing achieved and the new pricing benchmarks for each class of notes. "

"The participation of more than 15 domestic and offshore investors highlights the strong support for this asset class as well as the management team and funding strategy of Australand," Philip McEwen said.

The details for the AFL Series 2004-1 Notes issued by Australand Finance Limited, a wholly owned subsidiary of Australand are as follows:

Floating Rate Notes:

	Class A	Class B	Class C	Class D
Amount:	$73 m	$34 m	$39 m	$25 m
Credit Rating (expected):	AAA	AA	A	BBB
Coupon Rate: 3 month BBSW + (quarterly in arrears)	37 bps	53 bps	67 bps	94 bps
Issue Price:	At par	At par	At par	At par

Fixed Rate Notes:

	Class A	Class B	Class C	Class D
Amount:	$120 m	Nil	Nil	$24 m
Credit Rating (expected):	AAA	-	-	BBB
Spread over swap:	37 bps	-	-	94 bps
Spread over Sept 2009 CGS	76 bps	-	-	133 bps
Coupon Rate: (semi annually in arrears)	6.30%	-	-	6.85%
Issue Yield:	6.305%	-	-	6.875%
Issue Price:	99.979	-	-	99.896

Key Dates – All Notes:

Pricing Date:	Friday 18 June 2004
Settlement Date:	Friday 25 June 2004
Scheduled Maturity Date:	25 June 2009
Final Maturity Date:	28 December 2010

For further information please contact:

Australand Property Group:
David Craig
Chief Financial Officer
Phone: 61 2 9767 2041

Westpac Institutional Bank:
Philip McEwen
Director Debt Capital Markets
Phone: 61 2 9284 9219

MASNET No. 57 OF 18.06.2004
Announcement No. 60

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITACOMMERCIAL TRUST MANAGEMENT LIMITED – "CHANGE OF COMPANY SECRETARY"

CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited ("CCTML"), the manager of CapitaCommercial Trust, has today issued an announcement on the above matter. Attached CCTML's announcement is for information.

CCTML annc.pdf

Submitted by Tan Wah Nam, Company Secretary on 18/06/2004 to the SGX

RECEIVED
2004 JUL 13 P 2:44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

82-4507

MASNET No. 44 OF 18.06.2004
Announcement No. 47

CAPITACOMMERCIAL TRUST

CHANGE OF COMPANY SECRETARY

The Board of Directors of CapitaCommercial Trust Management Limited ("CCTML"), the Manager of CapitaCommercial Trust, wishes to announce that Ms Jessica Lum has been appointed as Company Secretary of CCTML in place of Ms Winnie Tan with effect from 18 June 2004.

By Order of the Board
CapitaCommercial Trust Management Limited
(as manager of CapitaCommercial Trust)

Jessica Lum
Company Secretary

18 June 2004

Submitted by Jessica Lum, Company Secretary, CapitaCommercial Trust Management Limited (as manager of CapitaCommercial Trust) on 18/06/2004 to the SGX

MASNET No. 70 OF 18.06.2004
Announcement No. 73

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "CHANGE OF FINANCE MANAGER AND COMPANY SECRETARY"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust, has today issued an announcement on the above matter. Attached CMTML's announcement is for information.

CMTML annc.pdf

Submitted by Tan Wah Nam, Company Secretary on 18/06/2004 to the SGX

MASNET No. 66 OF 18.06.2004
Announcement No. 69

CAPITAMALL TRUST

CHANGE OF FINANCE MANAGER AND COMPANY SECRETARY

The Board of Directors of CapitaMall Trust Management Limited, the Manager of CapitaMall Trust, wishes to announce the following changes with effect from 18 June 2004:

(i) Appointment of Ms Tan Lei Keng as Finance Manager in place of Mr Lim Beng Chee, the Acting Finance Manager; and

(ii) Appointment of Ms Jessica Lum as Company Secretary in place of Ms Winnie Tan.

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Jessica Lum
Company Secretary
18 June 2004

Submitted by Jessica Lum, Company Secretary, CapitaMall Trust Management Limited (as manager of CapitaMall Trust) on 18/06/2004 to the SGX

82-4507

CAPITALAND LIMITED

ANNOUNCEMENTS AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED - "(1) EXTRAORDINARY GENERAL MEETING OF UNITHOLDERS FOR THE ACQUISITION OF PLAZA SINGAPURA; (2) NOTICE OF EXTRAORDINARY GENERAL MEETING; (3) NOTICE OF BOOKS CLOSURE; AND (4) DISTRIBUTIONS TO UNITHOLDERS EXPECTED TO INCREASE BY OVER 6.1% WITH PLAZA SINGAPURA ACQUISITION"
PRESENTATION SLIDES - "BRIEFING ON THE PROPOSED ACQUISITION OF PLAZA SINGAPURA"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust, has today issued announcements and a news release on the above matters. Attached CMTML's announcements and news release are for information.

CMT's EGM announcement _2004 Jun 21

Notice of EGM.pdf

Notice of BCD.pdf

CMT's EGM press release _2004 Jun 21

RECEIVED
2004 JUL 13 P 2:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

For details on the presentation slides entitled "Briefing on the Proposed Acquisition of Plaza Singapura", please refer to the announcement posted by CMTML on the SGX website www.sgx.com.sg.

Submitted by Tan Wah Nam, Company Secretary on 21/06/2004 to the SGX

82-4507

CAPITAMALL TRUST

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

ANNOUNCEMENT

EXTRAORDINARY GENERAL MEETING OF UNITHOLDERS FOR THE ACQUISITION OF PLAZA SINGAPURA

1. On 24 May 2004, it was announced that the trustee of CapitaMall Trust ("**CMT**") had entered into a put and call option agreement in relation to the proposed acquisition of Plaza Singapura (the "**Acquisition**"), and that the completion of the Acquisition was subject to a number of conditions being met, among them, the approval of unitholders of CMT ("**Unitholders**") at an extraordinary general meeting to be convened as well as the securing of sufficient financing for the Acquisition.

2. Further to the above, the Board of Directors of CapitaMall Trust Management Limited (as the manager of CMT) (the "**Manager**") is pleased to announce that the Manager has today issued a circular to Unitholders ("**Circular**"), setting out (among others) details of, and other relevant information pertaining to, the Acquisition and the Manager's financing plans in that regard, together with the notice of an Extraordinary General Meeting of the Unitholders ("**EGM**"). The EGM will be held on 8 July 2004 at 3.00 p.m. at 168 Robinson Road, Capital Tower, Level 9, STI Auditorium, Singapore 068912.

3. Unitholders' approval will be sought at the EGM for the following proposals:

   (i) the Acquisition;

   (ii) an issue of up to 182,000,000 new units in CMT ("**Units**") (the "**Equity Fund Raising**") to partly finance the said Acquisition as well as an issue of 147,000,000 new Units (the "**Consideration Units**") as partial consideration for the Acquisition;

   (iii) the proposed supplement to the trust deed constituting CMT (the "**Trust Deed**") to allow the Manager to issue new Units as partial consideration for the purchase of a property by CMT at the same issue price per Unit as that for an issue of new Units under an equity fund raising exercise carried out in conjunction with such a purchase (the "**Issue Price Amendment**"); and

   (iv) the proposed supplement to the Trust Deed to grant the Manager the right to irrevocably elect to receive the Performance Component (as defined in the Trust Deed) of its Asset Management Fee (as defined in the Trust Deed) in respect of Plaza Singapura and each additional property which may be acquired by CMT in the future in the form of Units (to be issued at the market price calculated as the volume weighted average traded price for a Unit for all trades done on Singapore Exchange Securities Trading Limited (the "**SGX-ST**") in the ordinary course of trading thereon for the period of 10 business days immediately preceding the relevant business day) or cash for the remainder of the 60-month period from 17 July 2002 to 16 July 2007 (the "**Performance Fee Amendment**").

Unitholders should note that each of the resolutions relating to the Acquisition, the proposed issue of up to 182,000,000 new Units for the purpose of the Equity Fund Raising and the proposed issue of 147,000,000 Consideration Units as well as the Issue Price Amendment is subject to, and contingent upon, all the other resolutions to be passed at the EGM. However, the resolution relating to the Performance Fee Amendment is not subject to, nor contingent upon, any other resolution proposed to be passed at the EGM.

4. The proposed Equity Fund Raising will be lead managed and underwritten by DBS Bank Ltd and will comprise:

   (i) a preferential offering (the "**Preferential Offering**") of up to 90.8 million new Units to Singapore Registered Unitholders[1] on a non-renounceable basis of 1 new Unit for every 10 existing Units held as at the Books Closure Date (as defined in paragraph 9); and

   (ii) an offering of approximately 91.2 million new Units by way of:

      (a) an offering to retail investors in Singapore through the automated teller machines of DBS Bank Ltd on a "first-come, first-served" basis (the "**ATM Offering**"); and

      (b) a private placement of new Units to retail and institutional investors (the "**Private Placement**").

   DBS Bank Ltd has been appointed as the lead manager and underwriter for the Equity Fund Raising as well as the placement agent and sole bookrunner for the Private Placement. UBS AG acting through its business group UBS Investment Bank will, through a separate arrangement with DBS Bank Ltd, participate as the co-placement agent and sub-underwriter for the Private Placement.

5. In conjunction with the proposed Equity Fund Raising, the Manager intends to declare, in lieu of the original scheduled distribution of CMT's distributable income for the period from 1 January 2004 to 30 June 2004, a cumulative distribution of CMT's distributable income for the period from 1 January 2004 to the day immediately prior to the date on which new Units are issued under the Equity Fund Raising. The next distribution thereafter will comprise CMT's distributable income for the period from the day that new Units are issued pursuant to the Equity Fund Raising to 31 December 2004. Half-yearly distributions will resume after that.

6. Further details of the matters for which Unitholders' approvals are sought (including the financial effects of the Acquisition) are set out in the Circular. An electronic copy of the Circular will be available on CMT's website at http://www.capitamall.com.sg from 9.00 a.m. on 22 June 2004.

7. Approval in-principle has been obtained from the SGX-ST for the listing and quotation on the main board of the SGX-ST of the new Units to be issued pursuant to the Equity Fund Raising and the Consideration Units. The SGX-ST's in-principle approval is not an indication of the merits of the Equity Fund Raising, the new Units to be issued thereunder, the Consideration Units, CMT, the waivers granted by the SGX-ST as described in paragraph 8 or the Acquisition.

---

[1] Unitholders at the Books Closure Date (as defined in paragraph 9) other than those whose registered addresses with The Central Depository (Pte) Limited are outside Singapore and who have not, at least 5 market days prior to the Books Closure Date, provided The Central Depository (Pte) Limited with addresses in Singapore for service of notices and documents.

8. The Manager has sought and obtained a waiver from Rule 812(1) of the SGX-ST's Listing Manual so that restricted placees listed thereunder (such as the directors of the Manager, their immediate family and Substantial Unitholders[2]) that are Singapore Registered Unitholders can participate in the Preferential Offering. The said waiver also allows the directors of the Manager and their immediate family to apply for new Units under the ATM Offering.

9. The Board of Directors of the Manager also wishes to give notice that, subject to the passing of all the resolutions to be proposed at the EGM, the Transfer Books and Register of Unitholders of CMT will be closed on 16 July 2004 at 5.00 p.m. (the "**Books Closure Date**") for the purpose of determining the provisional allocations of Singapore Registered Unitholders under the Preferential Offering.

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Jessica Lum
Company Secretary

21 June 2004

Important Notice

The value of Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

[2] Persons with an interest in one or more units constituting not less than 5.0% of all outstanding units.

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of CapitaMall Trust ("**CMT**") will be held at 168 Robinson Road, Capital Tower, Level 9, STI Auditorium, Singapore 068912 on 8 July 2004 at 3.00 p.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolutions:

ORDINARY RESOLUTION

1. THE ACQUISITION OF PLAZA SINGAPURA

That:

(a) subject to and contingent upon the passing of Resolutions 2, 3 and 4, approval be and is hereby given for the acquisition (the "**Acquisition**") by CMT of the whole of Lot 449L of Town Subdivision 19 together with the building erected thereon and known as 68 Orchard Road, Singapore 238839 as well as the plant and equipment relating thereto (the "**Property**"), from Plaza Singapura (Private) Limited ("**PSPL**"), at an aggregate consideration of S$710.00 million (the "**Purchase Price**"), on the terms and conditions set out in the sale and purchase agreement appended to the put and call option agreement dated 24 May 2004 between Bermuda Trust (Singapore) Limited (in its capacity as the trustee of CMT) (the "**Trustee**") and CapitaLand Commercial Limited ("**CCL**") (as amended by a supplemental agreement dated 21 June 2004), and for payment of all fees and expenses relating to the Acquisition (as described in the circular dated 21 June 2004 issued by CapitaMall Trust Management Limited (as manager of CMT (the "**Manager**") to holders of units in CMT (the "**Circular**")); and

(b) CapitaMall Trust Management Limited (as manager of CMT) (the "**Manager**"), any director of the Manager and the Trustee be and are hereby severally authorised to complete and do all such acts and things (including executing all such documents as may be required) as the Manager, such director of the Manager or, as the case may be, the Trustee may consider expedient or necessary or in the interests of CMT to give effect to the Acquisition.

EXTRAORDINARY RESOLUTIONS

2. THE ISSUE OF NEW UNITS IN CMT

That:

(a) subject to and contingent upon the passing of Resolutions 1, 3 and 4, approval be and is hereby given for the purpose of Clause 11(B)(v) of the trust deed dated 29 October 2001 (as amended) constituting CMT (the "**Trust Deed**") for CMT to offer and issue up to 182,000,000 units in CMT ("**Units**") for placement to existing holders of Units and new investors in the manner described in the Circular (the "**Equity Fund Raising**") and to issue 147,000,000 Units (the "**Consideration Units**") in payment of the Units Component (as defined in the Circular) of the Purchase Price; and

(b) the Manager, any director of the Manager and the Trustee be and are hereby severally authorised to complete and do all such acts and things (including executing all such documents as may be required) as the Manager, such director of the Manager or, as the case may be, the Trustee may consider expedient or necessary or in the interests of CMT to give effect to the Equity Fund Raising and to the issue of the Consideration Units.

3. SUPPLEMENTING THE TRUST DEED WITH THE ISSUE PRICE AMENDMENT

That:

(a) subject to and contingent upon the passing of Resolutions of 1, 2 and 4, approval be and is hereby given to supplement Clause 11(B)(iv) of the Trust Deed with the Issue Price Amendment (as defined in the Circular) in the manner set out in **Appendix 1** of the Circular; and

(b) the Manager, any director of the Manager and the Trustee be and are hereby severally authorised to complete and do all such acts and things (including executing all such documents as may be required) as the Manager, such director of the Manager or, as the case may be, the Trustee may consider expedient or necessary or in the interests of CMT to give effect to the Issue Price Amendment.

4. SUPPLEMENTING THE TRUST DEED WITH THE PERFORMANCE FEE AMENDMENT

That:

(a) approval be and is hereby given to supplement Clauses 11(B)(iv)(d) and 23(A)(iv) of the Trust Deed with the Performance Fee Amendment (as defined in the Circular) in the manner set out in **Appendix 1** of the Circular; and

(b) the Manager, any director of the Manager and the Trustee be and are hereby severally authorised to complete and do all such acts and things (including executing all such documents as may be required) as the Manager, such director of the Manager or, as the case may be, the Trustee may consider expedient or necessary or in the interests of CMT to give effect to the Performance Fee Amendment.

BY ORDER OF THE BOARD
CAPITAMALL TRUST MANAGEMENT LIMITED
(as manager of CapitaMall Trust)

Jessica Lum
Company Secretary

Singapore
21 June 2004

Notes:

(1) A holder of Units ("**Unitholder**") entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a Unitholder.

(2) The instrument appointing a proxy must be lodged at the Manager's registered office at 39 Robinson Road, #18-01 Robinson Point, Singapore 068911 not less than 48 hours before the time appointed for the Extraordinary General Meeting.

82-4509

NOTICE OF BOOKS CLOSURE

1 **NOTICE IS HEREBY GIVEN THAT**, subject to the passing of all the resolutions to be proposed at the Extraordinary General Meeting ("**EGM**") of the unitholders ("**Unitholders**") of CapitaMall Trust ("**CMT**") to be held on 8 July 2004, the Transfer Books and Register of Unitholders of CMT will be closed on **16 July 2004 at 5.00 p.m.** (the "**Books Closure Date**") for the purpose of determining the provisional allocation of Singapore Registered Unitholders[1] under the Preferential Offering (as defined below).

2 CapitaMall Trust Management Limited, the manager of CMT, (the "**Manager**") is convening the EGM to seek Unitholders' approval for, among others, the proposed acquisition of Plaza Singapura by CMT and the proposed issue of up to 182,000,000 new units in CMT (the "**New Units**") for placement by DBS Bank Ltd ("**DBS Bank**") at an issue price per New Unit (the "**Issue Price**") to be determined between the Manager and DBS Bank (the "**Equity Fund Raising**") to partly finance the said acquisition. It is intended that the Equity Fund Raising will comprise:

(a) a preferential offering (the "**Preferential Offering**") of up to 90.8 million New Units at the Issue Price to the Singapore Registered Unitholders[1] on a non-renounceable basis of 1 New Unit for every 10 existing Units held as at the Books Closure Date; and

(b) an offering of approximately 91.2 million New Units at the Issue Price by way of:

(i) an offering to retail investors in Singapore through the automated teller machines of DBS Bank on a "first-come, first-served" basis; and

(ii) a private placement to retail and institutional investors.

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Jessica Lum
Company Secretary
Singapore
21 June 2004

[1] Unitholders as at the Books Closure Date other than those whose registered addresses with The Central Depository (Pte) Limited are outside Singapore and who have not, at least 5 market days prior to the Books Closure Date, provided The Central Depository (Pte) Limited with addresses in Singapore for service of notices and documents.

82-4507

CapitaMall Trust

NEWS RELEASE

21 June 2004

For Immediate Release

Distributions to unitholders expected to increase by over 6.1%[1] with Plaza Singapura acquisition

EGM to be convened to seek approval for acquisition

Singapore, 21 June 2004 – CapitaMall Trust Management Limited ("CMTML"), as manager of CapitaMall Trust ("CMT"), is seeking unitholders' approval for the proposed acquisition of Plaza Singapura (the "Acquisition"), a prime freehold shopping mall located along the Orchard Road shopping belt. Upon completion of the Acquisition and the proposed funding arrangements therefor (see below), unitholders can expect a higher distribution per unit ("DPU") of 9.11¢[1] in 2004 (annualised based on CMTML's forecast for the period from 1 August 2004 to 31 December 2004), and 9.24¢ in 2005. This is an increase of 6.1% over the forecast DPU of 8.59¢[2] for 2004 (annualised based on CMTML's forecast for the period from 1 August 2004 to 31 December 2004) generated by CMT's existing portfolio of four malls.

CMTML is issuing the Circular to unitholders to inform them about the extraordinary general meeting (the "EGM") which will be convened to consider, among others, the Acquisition. The EGM will be held on 8 July 2004 at 3.00 p.m., at 168 Robinson Road, Capital Tower, Level 9, STI Auditorium.

---

[1] Based on the assumption that the issue price of the new units to be issued under a proposed equity fund raising exercise for partially funding the Acquisition (see below) is S$1.55 per unit and on the other assumptions as set out in the circular dated 21 June 2004 (the "Circular") to be issued today in connection with the extraordinary general meeting of unitholders proposed to be convened for the purpose of considering, among others, the Acquisition.

[2] Based on the assumptions as set out in the Circular.

82-4507

The total acquisition cost of Plaza Singapura, which includes stamp duty and certain other fees, is estimated to be S$736.95 million. The completion of the Acquisition is subject to a number of conditions being met, including obtaining unitholders' approvals at the EGM for:

- the acquisition of Plaza Singapura;
- an issue of up to 182,000,000 new units (the "Equity Fund Raising") to partly finance the Acquisition as well as an issue of 147,000,000 new units (the "Consideration Units") as partial consideration for the Acquisition;
- the proposed supplement to CMT's trust deed to allow CMTML to issue new units as partial consideration for the purchase of a property by CMT at the same issue price per unit as that for an issue of new units under an equity fund raising exercise carried out in conjunction with such a purchase; and
- the proposed supplement to CMT's trust deed to grant CMTML the right to irrevocably elect to receive its performance fees in respect of Plaza Singapura and each additional property which may be acquired by CMT in the future in the form of units or cash for the remainder of the 60-month period from 17 July 2002 to 16 July 2007.

Funding Plans for the Acquisition

CMTML intends to finance the Acquisition through a combination of funds from the Equity Fund Raising and additional borrowings:

- ***Equity Fund Raising***

The proposed Equity Fund Raising will be lead managed and underwritten by DBS Bank Ltd and will comprise:

(i) a preferential offering of up to 90.8 million new units to Singapore registered unitholders on a non-renounceable basis of 1 new unit for every 10 existing units held as at the relevant books closure date (the "Preferential Offering"); and

(ii) an offering of up to 91.2 million new units by way of:

(a) an offering to retail investors in Singapore through the automated teller machines of DBS Bank Ltd on a "first-come, first-served" basis (the "ATM Offering"); and

(b) a private placement of new units to retail and institutional investors (the "Private Placement").

DBS Bank has been appointed as the lead manager and underwriter for the Equity Fund Raising as well as the placement agent and sole bookrunner for the Private Placement. UBS AG acting through its business group UBS Investment Bank will, through a separate arrangement with DBS Bank Ltd, participate as the co-placement agent and sub-underwriter for the Private Placement.

The price of the new units proposed to be issued under the Equity Fund Raising will be determined nearer to the date of commencement thereof.

CMTML has sought and obtained a waiver from Rule 812(1) of the Listing Manual of Singapore Exchange Securities Trading Limited ("SGX-ST") so that restricted placees listed thereunder (such as the directors of CMTML, their immediate family and Substantial Unitholders[3]) that are Singapore registered unitholders can participate in the Preferential Offering (the "Preferential Offering Waiver"). The waiver also allows the directors of CMTML and their immediate family to apply for new units under the ATM Offering (the "ATM Offering Waiver").

Approval in-principle has been obtained from the SGX-ST for the listing and quotation on the main board of the SGX-ST of the new units proposed to be issued under the Equity Fund Raising and the Consideration Units. The SGX-ST's in-principle approval is not an indication of the merits of the Equity Fund Raising, the new units to be issued thereunder, the Consideration Units, CMT, the Preferential Offering Waiver, the ATM Offering Waiver or the Acquisition.

- ***Additional Borrowings***

CMTML currently proposes that CMT incurs additional borrowings of S$335 million at an interest rate of not more than 2.9% per annum, comprising S$277 million for financing the Acquisition and S$58 million for refinancing a bridging loan earlier taken to pay the upfront land premium for IMM Building. These additional borrowings will increase CMT's gearing from 27.8% to 31.3%, still well within the gearing limit for unrated debt of 35.0% allowed for property funds by the Monetary Authority of Singapore ("MAS").

In lieu of the scheduled distribution in respect of CMT's distributable income for the period from 1 January 2004 to 30 June 2004, CMT intends to declare a distribution of

[3] Persons with an interest in one or more units constituting not less than 5.0% of all outstanding units.

CMT's distributable income for the period from 1 January 2004 to the day immediately prior to the date on which new units are issued under the Equity Fund Raising. The distribution is expected to be paid by end-August 2004. The expected completion date for the Equity Fund Raising as well as the Acquisition is early August 2004.

CMTML's CEO Pua Seck Guan said, "The acquisition of Plaza Singapura is yield accretive and will increase returns to unitholders. Existing unitholders are given an opportunity to increase their holdings in CMT through the 1-for-10 preferential offering. In addition, the issuance of new units will improve the liquidity of CMT and enlarge its investor base. This bigger free float will increase CMT's weighting in the MSCI Singapore Free Index. With this acquisition, CMT will entrench its position as the dominant retail property REIT in Singapore, with an asset base of more than S$2.1 billion."

Key Benefits to Unitholders

Yield accretion — Unitholders will enjoy a higher DPU due to the yield-accretive nature of the acquisition. This increase in DPU results from:

- the acquisition of Plaza Singapura at an attractive price relative to the cash flows that it generates; and
- the improvement of CMT's capital structure through optimising its mix of equity and debt financing.

Valuable fit to manager's investment strategy — Plaza Singapura, as the "Suburban Mall of Orchard Road", focuses on basic consumer goods and services. Like CMT's other properties, it enjoys close proximity to an MRT station. Also, Plaza Singapura enjoys a secure and stable income stream based on more than 200 leases.

Income diversification —The acquisition will reduce risk by improving diversification of CMT's income stream. After the Acquisition, no more than 31.6% of the total net property income will be derived from any one property, compared with 35.7% prior to the Acquisition.

Geographical diversification — Plaza Singapura is strategically located in the prime Orchard Road area. It enjoys high connectivity via public transportation to most parts of the island and is close to the new Singapore Management University campus expected

to be ready by 2005. With its addition to CMT's portfolio, CMT will tap into the retail market comprising the residential areas in Singapore's central region (including Orchard Road, River Valley and Bukit Timah), visitors to the Orchard Road shopping belt and workers in the Central Business District.

Opportunities for growth through active asset management — CMTML intends to enhance Plaza Singapura and its performance (and thereby improve its gross revenue and net property income) by implementing a pro-active asset management and leasing policy. CMTML believes there are opportunities to improve the efficiency and rental potential of Plaza Singapura, These include reconfiguring, converting or creating certain retail space to achieve better marketability and higher potential, as well as improving existing tenancy mix to achieve higher rental.

Increased liquidity and economies of scale — Other benefits to unitholders include the expected improvement in trading liquidity with the new units proposed to be issued under the Equity Fund Raising, which will increase the free float of units on the SGX-ST. The enlarged CMT property portfolio following the acquisition will also enable unitholders to benefit in the long term from CMTML's ability to generate cost synergies and enjoy economies of scale.

Tax-exempt distributions for individuals

Distributions made to individuals[4], irrespective of their nationality or tax residence status, who hold the units as investment assets will be tax exempt, following new rulings announced by the Singapore Government in its 2004 Budget.

About Plaza Singapura, the "Suburban Mall of Orchard Road"

Plaza Singapura is a one-stop shopping centre catering to the day-to-day shopping, dining and entertainment needs of a wide cross section of the population. It is directly linked to the Dhoby Ghaut MRT interchange, the designated node interchange for the North-South MRT Line, the North-East MRT Line and the upcoming Circle Line (expected to be ready by 2010).

Plaza Singapura enjoys a freehold status and has a net lettable area of approximately 486,113 sq ft. In 2003, after a major refurbishment and repositioning exercise, it

[4] Except in respect of units held by individuals through a partnership.

attracted new anchor tenants like Carrefour hypermart, Marks & Spencer, John Little, Spotlight and Best Denki. The mall is almost fully leased and sees a pedestrian traffic of approximately 1.3 million a month.

About CapitaMall Trust

CMT is the first listed REIT in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments received from a diverse range of over 900 leases from local and international tenants. It currently has a portfolio of four major shopping malls in both the suburban and city areas — Tampines Mall, Junction 8 Shopping Centre, Funan The IT Mall and IMM Building.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Southeast Asia.

Visit CMT's website at www.capitamall.com for more details.

Important Notice

The value of units in CMT ("Units") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CMTML or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request CMTML to redeem their Units while the Units are listed. It is intended that unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units. The past performance of CMT is not necessarily indicative of the future performance of CMT. All forecasts and projections are based on the assumption that the issue price of each new unit to be issued under the Equity Fund Raising is S$1.60 and CMTML's other assumptions as set out in the Circular. Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the assumed issue price. The forecast and projected financial performance of CMT is not guaranteed and there is no certainty that any of it can be achieved. Investors should read the whole of the Circular for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CMT.

Issued by CapitaMall Trust Management Limited
Date : 21 June 2004

For enquiries, please contact:

Analyst Contact
Jack Lam
DID: (65) 6826 5543
Email: jack.lam@capitaland.com.sg

Media Contact
Julie Ong
DID: (65) 6823 3541
Email: julie.ong@capitaland.com.sg

82-4507

CapitaMall Trust

BRIEFING ON THE PROPOSED ACQUISITION OF PLAZA SINGAPURA

CapitaMall Trust

21 JUNE 2004



Important Notice

This material or our presentation is for informational purposes only and should be read in conjunction with the circular issued by the Manager (as manager of CapitaMall Trust ("**CMT**")) on 21 June 2004 ("**Circular**").

*This material or our presentation does not constitute an offer or an invitation of units in CMT ("**Units**"). The value of units in CMT and the income from them may fall as well as rise. Units in CMT are not obligations of, deposits in, or guaranteed by,* CapitaMall Trust Management Limited (the "**Manager**" or "**CMTML**") or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CMT may only deal in their Units through trading on Singapore Exchange Securities Trading Limited ("**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

This material may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events. **All forecasts and return projections are based on a specified range of issue prices per Unit and on the Manager's assumptions as explained in the Circular.** You are advised to read the Circular carefully. Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the issue price range specified in the Circular. The major assumptions are certain expected levels of property rental income and property expenses over the relevant periods, which are considered by the Manager to be appropriate and reasonable as at the date of the Circular. The forecasted and projected financial performance of CMT is not guaranteed and there is no certainty that any of it can be achieved. Investors should read the whole of the Circular for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CMT.

82-4507

Agenda
Acquisition of Plaza Singapura

CapitaMall Trust

Introduction

- CMT is pleased to have the opportunity to discuss the compelling drivers for the proposed acquisition of Plaza Singapura
- We believe that the acquisition of Plaza Singapura is an important step in allowing CMT to continue to deliver improved returns and growth for investors, as it offers
  - Yield accretion
  - Competitive strengths
  - Diversification
  - Growth potential
  - Improved liquidity
- CMT has delivered a proven track record in successfully acquiring properties, identifying areas for improvement and executing asset enhancement strategies
- The Independent Directors recommend that investors vote in favour of the proposed acquisition

CapitaMall Trust

82-4507

CapitaMall Trust

Overview of Acquisition

Plaza Singapura Acquisition will ↑ Unitholder DPU

✓ *Proposed acquisition will increase DPU*

	2004 Forecast(1)			2005 Projection		
Issue Price	Before PS	After PS(2)	Variance	Before PS	After PS(2)	Variance
S$1.45		8.95¢	4.2%		9.08¢	4.7%
S$1.50		9.03¢	5.1%		9.16¢	5.7%
S$1.55	8.59¢	9.11¢	6.1%	8.67¢	9.24¢	6.6%
S$1.60		9.18¢	6.9%		9.31¢	7.4%
S$1.65		9.25¢	7.7%		9.38¢	8.2%

(1) Annualised for the period August – December 2004

(2) Assumes gearing is increased to 31.3% and payment of performance component of Asset Management Fee in Units

82-4507

Plaza Singapura Acquisition is Yield Accretive

Unit price	Current Forecast (8.59¢)[2]	After Plaza Singapura[3]	Variance
	2004 Annualised Distribution Yield (%)[1]		
S$1.50	5.73	6.02	5.1%
S$1.55	5.54	5.88	6.1%
S$1.60	5.37	5.74	6.9%
S$1.63[4] [Market Price]	5.27	5.66	7.4%
S$1.65	5.21	5.61	7.7%
S$1.70	5.05	5.48	8.5%
S$1.75	4.91	5.36	9.2%

(1) For the period Aug 04 – Dec 04

(2) For Existing Properties

(3) Gearing is increased to 31.3%

(4) Price as at 18 June 2004

Plaza Singapura Acquisition is **"Yield Accretive"** (i.e. higher return on equity)

Total Cost (incl. financing)

	S$ Million
Purchase Price	710.00
Stamp Duty	21.30
Acquisition Fee to CMTML (0.5%)[1]	3.55
Due Diligence & Legal Fee	2.10
Total Acquisition Cost	**736.95**
Issue/Circular Expenses	1.50
Equity Underwriting/Selling Expenses	5.00
Debt Underwriting/Issue Expenses	2.00
Total Amount to be Raised	**745.45**

(1) Only half of the 1% Acquisition Fee is charged by the Manager

CapitaMall Trust

82-4507

Plaza Singapura - Indicative Financing Structure

Total Purchase Price & Expenses				
S$745.45 m	Funded by	i)	Consideration Units (147 mil units)	S$213.15 m[1]
			+	
		ii)	Debt Financing	S$277.00 m
			+	
		iii)	Equity Fund Raising (up to 182 mil units)[1]	S$255.30 m[2]

(1) Assumes Issue Price of S$1.45 and number of new Units will be reduced if issue price is higher than S$1.45

(2) CapitaLand Group has committed to take up all its entitlement under the "1-for-10" preferential offering

CapitaMall Trust

Indicative Financing Plan - Equity

Placement of up to 182.0[1] million new Units to be fully underwritten by DBS Bank

1) Preferential Offering
Up to 90.8 million new units

- "1-for-10" preferential offering to existing Singapore Registered Unitholders on a non-renounceable basis
- **Books Closure Date, expected to be 16 July 2004 at 5pm**
- CapitaLand undertakes to subscribe for its preferential Units (29.3 million)

2) Placement
Up to 91.2[1] million new units

(a) ATM offering of new Units to the public in Singapore (on a "first-come, first-served" basis); and

(b) a Private Placement of new Units to retail and institutional investors.

(1) Based on issue price of S$1.45 and number of new Units will be reduced if issue price is higher than S$1.45

CapitaMall Trust

82-4507

Indicative Financing Plan – Equity (cont'd)

✓ Cumulative distribution for income earned between 1 Jan 2004 to the day prior to the issue of the new units (no later than 31 Aug 2004).

✓ The proposed capital raising will only occur after the approval of the unitholders is obtained at the EGM.

✓ The Manager intends to issue the new Units close to the trading price (less the accrued cumulative distribution). The price of the new Units will be determined nearer to the commencement of the Equity Fund Raising.

✓ New Units issued are not expected to dilute existing Unitholder's DPU.

CapitaMall Trust

Efficient Debt Structure

It is contemplated that borrowings of S$277 mil will be incurred, increasing gearing from 27.8% to 31.3%. The current bridge loan of S$56 mil for IMM land premium will be refinanced. In addition, a Revolving Credit Facility of S$38 mil will be incorporated, to finance future asset enhancement works.

✓ Interest Rate Swap Agreement for $277 million at 2.4% p.a. for 3 years entered into by CCL to be novated to CMT

✓ All-in interest rate not more than 2.9% p.a.

✓ **Optimise capital structure** by increasing gearing up to approximately 31.3% (within the 35% limit)

✓ **Generate a higher return on equity** for Unitholders

Debt Profile After Additional Borrowings

Amount	S$90(1) mil (12.5%)	S$172 mil (23.8%)	S$335 mil (46.4%)	S$125 mil (17.3%)
Tenor (remaining)	<1 year	3 years	5 years	6 years
Expiry	**Revolving Credit Facility**	2007	2009	2010

(1) Only S$28mil has been drawn down as at 31 May 2004

82-4507

CapitaMall Trust

Benefits to Unitholders

Higher Distribution Per Unit ("DPU")

- ✓ *Attractive property yield*
- ✓ *Efficient capital structure*
- ✓ *Improved fee Structure*

contributes to

Higher DPU



Cents
9.50
9.00
8.50
8.00
7.50
9.11(1)
9.24(1)
0.12
0.16
0.24
8.59
0.12
0.16
0.29
8.67
6.1%
6.6%
Aug-Dec 2004 (Annualised)
2005
Sources of DPU improvement:
With Asset Management fees in units
With increased Gearing
With Acquisition
Existing Properties

(1) Assumes Issue Price of $1.55

CapitaMall Trust

82-4507

Higher Distribution Per Unit ("DPU") – (cont'd)

Issue Price of New Units	Max. No. of new Units issued under the Equity Fund Raising[1]	1 Aug 04 – 31 Dec 04 (annualised)			Projection Full Year 2005		
		Existing Properties	With the Acquisition[1]	Accretion	Existing Properties	With the Acquisition[1]	Accretion
S$1.45	182.0 mil	5.92%	6.17%	4.22%	5.98%	6.26%	4.68%
S$1.50	171.0 mil	5.73%	6.02%	5.06%	5.78%	6.11%	5.71%
S$1.55	160.0 mil	5.54%	5.88%	6.14%	5.59%	5.96%	6.62%
S$1.60	151.0 mil	5.37%	5.74%	6.89%	5.42%	5.82%	7.38%
S$1.65	142.0 mil	5.21%	5.61%	7.68%	5.25%	5.68%	8.19%
S$1.70	133.0 mil	5.05%	5.48%	8.51%	5.10%	5.56%	9.02%
S$1.75	125.0 mil	4.91%	5.36%	9.16%	4.95%	5.44%	9.90%

(1) Assumes Gearing is increased to 31.3%, 147 million Consideration Units will be issued in payment of the Purchase Price and payment of Performance Component of the Manager's Asset Management Fee in form of Units.

CapitaMall Trust

Improved Liquidity

CMT's asset size increases from S$1.39bn to S$2.1bn

CMT's weighting in MSCI-Singapore Free Index envisaged to rise from current 0.8%

→

Liquidity enhancement will attract more institutional and retail investors

CapitaMall Trust

82-4507

Greater Income Diversification

✓ *CMT will have an enlarged portfolio of assets in which no more than 31.6% of the total net property income will be derived from any one property, down from 35.7% prior to the acquisition.*



Before Acquisition
IMM 28.0%
TM 35.7%
Funan 13.9%
J8 22.4%
After Acquisition
Plaza Singapura 31.6%
TM 24.4%
J8 15.4%
IMM 19.1%
Funan 9.5%

CapitaMall Trust

Stronger Geographical Diversification

✓ *The acquisition will allow CMT to diversify its portfolio of properties and cater to different tenancy demands in different parts of Singapore*



Junction 8
Tampines Mall
WOODLANDS
Bishan
EAST
Tampines
WEST
Jurong East
Plaza Singapura
MARINA BAY
IMM Building
Funan The IT Mall

Lease Expiry Profile – Enlarged Portfolio

✓ *Well balanced lease expiry profile*


40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
19.7%
18.5%
32.3%
31.7%
36.1%
25.5%
7.7%
7.4%
2.0%
1.8%
2004
2005
2006
2007
2008
% of Total Gross Rental Income
% of Total Net Lettable Area

AS AT 30 APRIL 2004

CapitaMall Trust

Step-Up Leases

✓*Growth in Revenue with Step-Up Leases*

	Existing Properties	Plaza Singapura	Existing Properties & Plaza Singapura
No. of Leases with Step-Up Rent	434	196	**630**
Total No. of Leases	937	205	**1,142**
Percentage of Leases	46.3%	95.6%	**55.2%**

Step-up Growth on Committed Leases		
Year	2004	2005
Existing Properties(1)	0.30%(2)	1.35%(2)
With Plaza Singapura(1)	0.72%	3.00%

More Growth in Revenue with Step-Up Leases of Plaza Singapura

(1) As a percentage of annualised April 2004 total revenue

(2) Lower growth due to no step-up for majority of IMM leases pending asset enhancement works. Excluding IMM, growth for 2004 and 2005 would be 0.40% and 1.78% respectively.

82-4507

Rental Contribution by Different Trade Sector
Enlarged Portfolio

✓ *Well balanced trade mix*



Food & Beverage/Food Court
Fashion
Education/services
Home Furnishings
Electronics/IT
Supermarkets
Loisure & Entertainment /Sports & Fitness
Department Store
Books / Gifts & Specialty / Hobbies / Toys
Warehouse
Office
20.3%
17.7%
16.4%
9.4%
9.0%
8.5%
7.7%
3.5%
3.5%
2.3%
1.7%

AS AT 30 APRIL 2004

CapitaMall Trust

Property Details

82-4507

Plaza Singapura – Fact Sheet

Gross Floor Area	764,342 sft
Net Lettable Area	486,113 sft
Occupancy (as at 30 Apr 04)	99.7%
Number of leases (as at 30 Apr 04)	205
Major tenants	Carrefour, Spotlight, Golden Village, Best Denki, Yamaha, Kopitiam, Marks & Spencer, John Little
Car parking lots	694
Title	Freehold
Net Property Income **Forecast Aug-Dec 2004** **Projection 2005**	 $17.76 million $43.29 million
Valuation (30 April 2004)	$710.00 million or $1,460 psft NLA

Plaza Singapura - Financial Information

✓ ***Plaza Singapura's property yield is higher than the implied property yield of existing CMT properties of 5.3%*** (1)

✓ ***Plaza Singapura's financials are as follows :-***

	Forecast **1 Aug 04 – 31 Dec 04**(2) **S$' mil**	**Projection** **Full year 2005** **S$' mil**
Gross Revenue	23.75	59.12
Less property expense	5.99	15.83
Net property income	17.76	43.29
Property yield on Purchase Price(3)	5.98%(5)	6.10%
Property yield on Total Acquisition Cost(4)	5.77%(5)	5.87%

(1) Based on trading price of $1.63 as at 18 June 2004

(2) Assuming that (i) the Acquisition is completed on 1 August 2004 and (ii) only the net property income of Plaza Singapura from 1 August 2004 to 31 December 2004 will be accruing to CMT

(3) Based on purchase price of $710.00 mil

(4) Based on the total estimated acquisition costs of S$736.95 mil

(5) Annualised figure

82-4507

Plaza Singapura - Competitive Strengths

☑ **Strategic location**	▪ Enjoys direct link to Dhoby Ghaut MRT station, which is the interchange for the North-South MRT Line, North-East MRT Line and the upcoming Circle MRT Line ▪ Close proximity to new SMU campus at Bras Basah
☑ **Freehold tenure**	▪ Located on valuable freehold land in prime Orchard Road area
☑ **Large trade area**	▪ Serves a large trade area encompassing established residential areas in central region including Orchard, River Valley and Bukit Timah
☑ **High occupancy**	▪ Occupancy rate of 99.7% as at 30 April 2004 ▪ Reflects strong tenant demand and provides opportunities to enhance tenancy mix and retail offering
☑ **Diverse tenant base**	▪ Large tenant base of more than 200 leases as at 30 April 2004 ▪ Diverse mix of popular international and local retailers ▪ Key tenants include Carrefour, Golden Village, Spotlight, Yamaha, Best Denki, Kopitiam, John Little and Marks & Spencer

Plaza Singapura - Potential for Improvement

Proposed Scheme

✓Reconfigure retail units to improve marketability & rental potential

✓Improve existing tenancy mix

✓Create new retail units and kiosks at common areas

✓Convert ancillary areas into productive retail space

Opportunities for growth through optimising the usage of retail space of Plaza Singapura

- ⇧ Gross Revenue
- ⇧ Net Property Income

CapitaMall Trust

82-4507

Plaza Singapura – Potential Rent Upside

Per Sq Ft	Tampines Mall	Junction 8	Plaza Singapura
Level 1[(1)]	$26.35	$24.31	$18.44
Level 2[(1)]	$17.23	$16.44	$13.38
Level 4[(1)]	$15.33	$13.08	$8.21
Ave Rent (as at 30 Apr 04)	**$11.11**	**$10.15**	**$8.59**

Rental on levels 1,2 & 4 on average over 18% lower than similar floors in Tampines Mall & Junction 8

(1) Specialty units lesser than 6,000 sq ft

CapitaMall Trust

CapitaMall Trust

Financial Performance

82-4507

Enlarged CMT Portfolio - Profit Forecast

S$'mil	Forecast Aug to Dec 2004		Projection 2005	
	Before PS(1)	After PS(2)	Before PS(1)	After PS(2)
Gross Revenue	61.4	85.2	150.4	209.5
Property Operating Expenses	(23.0)	(29.0)	(56.8)	(72.6)
Net Property Income	38.4	56.2	93.6	136.9
Trust Expenses(3)	(7.9)	(14.4)	(20.1)	(31.8)
Net Investment Income before Tax	30.5	41.8	73.5	105.1
Non-Tax Deductible/ (Chargeable) items	2.1	4.5	5.6	7.7
Distributable income	32.6	46.3	79.1	112.8

(1) Based on CMT's Existing Gearing of 27.8%

(2) Assuming issue of 182m New Units and 147m Consideration Units and incurrence of additional borrowings from increasing gearing to 31.3%

(3) Administrative expenses, interest expense less interest income

CMT Pro Forma Balance Sheet

AS AT 31 DEC 2003

	Existing Properties Actual (S$'000)	Inclusive of Plaza Singapura (S$'000)
Net Asset Value(1)	934,470	1,375,464
Represented by:		
Unitholder funds	934,470	1,375,464
Units in issue ('000)	906,063	1,235,801(2)
Net Asset Value Per Unit (S$)	1.03	1.11

(1) After distribution of 100.0% of the pro forma distributable income for the financial year ended 31 December 2003

(2) Includes Manager's estimate of 738,000 units being issued in payment of the Performance Component of the Manager's Asset Management Fee for the Property in respect of the period from 1 Jan 03 to 31 Dec 03 at S$1.43 per unit (closing price in Dec 03)

CapitaMall Trust

82-4507

CapitaMall Trust

Performance of CMT

Track Record of DPU Outperformance

✓ *CMT has consistently outperformed its DPU forecasts due to*

- *yield-accretive investments*
- *pro-active management*
- *innovative asset enhancements*
- *rental rates improvement*
- *built in step-up rentals*

Distribution per Unit (DPU) Growth

	Forecast	Revised Forecast	Actual DPU (Annualised)	Actual vs Latest Forecast
2002	6.78¢	NA	7.35¢	+8%
1 Jan - 25 Jun 2003	6.96¢ (Full year)	NA	7.51¢	+8%
26 Jun - 31 Dec 2003		8.04¢	8.53¢	+6%
2004	8.14¢	8.59¢	NA	NA

82-4507

Attractive Yield with Growth Potential

Yield Comparison



6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Yield %
5.3%
5.6%
3.6%
3.3%
2.5%
0.6%
Before PS
After PS
CMT
DPU of 8.59¢[1] & price of $1.63[2]
CMT
DPU of 9.11¢[1] & price of $1.63[2]
STI Dividend Yield
10 Yr Government Bond
CPF
12 Month Fixed Deposit

✓ *Attractive Yield*

✓ *Additional growth from asset enhancements initiatives*

(1) Based on Manager's assumptions as explained in the Circular annualised for period 1 Aug to 31 Dec 2004
(2) Closing price as at 18 June 2004

Source: Bloomberg, CPF Board and DBS Bank as at June 18 2004

CapitaMall Trust

Track Record of Strong Total Returns

Unit Price Performance since IPO (July 2002)



% Price Change
100
80
60
40
20
0
-20
-40
CMT +69.8%
STI +13.0%
SESPROP -3.4%

Source: Bloomberg from July 16 2002 to June 18 2004
Note: STI = Straits Times Index; SESPROP = Singapore Property Equities Index

Track Record

- Outperformed broader equity market indices
- Outperformed forecast DPU
- Low volatility
- Capital growth of 70% since IPO
- Delivered annualised yield of more than 12% (based on IPO price)
- Total Returns of 82% since IPO

82-4507

Summary of Renewals
Existing Properties

✓ *Leases renewed at higher rates*

	No. of leases	Area (sq. ft.)	Increase over		
			Circular		Preceding rent
			(S$ pa)	(%)	(%)
Tampines Mall	12	10,105	12,368	0.8%	3.9%
Junction 8	7	4,311	17,038	1.7%	1.2%
Funan The IT Mall	11	7,170	27,558	4.0%	1.0%
IMM	71	80,340	606,768	12.0%	11.9%
Portfolio	**101**	**101,926**	**663,732**	**8.1%**	**8.2%**

Based on leases renewed from Jan-Apr 04

CapitaMall Trust

CapitaMall Trust

Circular to Unitholders

82-4507

Circular to Unitholders

To seek unitholders' approval for:

- ☑ Proposed acquisition of Plaza Singapura (major transaction);
- ☑ Proposed issue of up to 182.0 million new Units to partly finance the acquisition and issue 147.0 million Consideration Units as partial payment for purchase of Plaza Singapura;
- ☑ Manager to supplement the Trust Deed to permit Consideration Units to be issued at the same price as that for the issue of new Units;
- ☑ Manager to supplement the Trust Deed to provide that, in respect of each additional property which may be acquired by CMT in future (including Plaza Singapura), the Manager may elect to receive the Performance Component of its Asset Management Fee in form of Units or cash for the remainder of the 60-month period starting 17 July 2002.

CapitaMall Trust

Delivering Performance

- The Manager remains committed to exceeding expectations.
- Unitholders' are urged to use CMT's past performance as an indication of management's commitment to delivering on the proposed outcome of the acquisition
- Examples of how the Manager has delivered performance:
  - ☑ Exceeded 2002 IPO Forecast DPU by 8%, and 2003 IPO Forecast DPU by 15%
  - ☑ Capital appreciation of 69.8% from listing to 18 June 2004
  - ☑ Delivering expansion growth via acquisition of IMM Building in July 2003 and CRS investment in Dec 2003
  - ☑ Delivering sustainable growth and value through asset enhancements
  - ☑ Achieving sustainable cost savings through economies of scale
  - ☑ Established industry best practice standards in retail management
  - ☑ Included in MSCI Singapore Fee Index, GPR and EPRA/NAREIT
  - ☑ Voted in Finance Asia poll as Top 10 best companies in Singapore for Best Managed Company, Best Corporate Governance and Most Committed to Strong Dividend Policy
- More than 98% of income is secured through base rent and less than 2% tied to Gross Turnover Rent, which provides a stable income source
- In-built annual growth of about 2-3% through step up rental

82-4507

Key Dates & Time

Last date for lodging Proxy Forms	6 July 2004, Tuesday
EGM	8 July 2004, Thursday
If approvals sought at EGM are obtained:	
Last day of trading on "cum basis" for Preferential Offering	13 July 2004, Tuesday
BCD for Preferential Offering	16 July 2004, Friday
Commencement of Equity Fund Raising	no later than early Aug 2004
BCD for Cumulative Distribution	no later than early Aug 2004
Completion of Acquisition	no later than early Aug 2004
Payment of Cumulative Distribution	no later than end Aug 2004

CapitaMall Trust

Contact Information

CapitaMall Trust

CapitaMall Trust Management Limited
39 Robinson Road,
#18-01 Robinson Point
Singapore 068911
Tel: (65)-6536 1188
Fax: (65)-6536 3884
http://www.capitamall.com

CapitaMall Trust

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND PROPERTY GROUP - "AUSTRALAND DECLARES INTERIM DISTRIBUTION"

CapitaLand Limited's subsidiary, Australand Property Group ("APG"), has issued an announcement on the above matter. Attached APG's announcement is for information.

APG annc.pdf

Submitted by Tan Wah Nam, Company Secretary on 22/06/2004 to the SGX

RECEIVED
2004 JUL 13 P 2:44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AUSTRALAND — AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

21 June 2004

AUSTRALAND DECLARES INTERIM DISTRIBUTION

Australand Property Group today announced an interim distribution for the quarter ending 30 June 2004 of 4 cents per stapled security, comprising a 2.35 cent fully franked dividend and a 1.65 cent distribution, tax deferred to an estimated 25%. The distribution will be paid on Tuesday 3 August 2004 to securityholders registered as at 5.00pm on Wednesday 30 June 2004. Australand Property Group stapled securities will be quoted ex-dividend on 24 June 2004.

Prior to declaring this distribution, Directors reviewed management's latest forecast for the full year, which confirms that the Group is on target to achieve its forecast net profit of approximately $144 million, as disclosed in the Product Disclosure Statement and Prospectus dated 29 April 2004. In line with prior years, the majority of this profit will emerge during the second half of the year, with first half net profit expected to be approximately 30% of the full year forecast result.

The Distribution Reinvestment Plan (DRP) will continue to be operative for this distribution and securityholders wishing to participate in the DRP will need to have lodged their election forms by 5.00pm on Wednesday 30 June 2004. In accordance with the DRP Rules, the DRP issue price will be a 2.5% discount to the weighted average of all sales of stapled securities recorded on the ASX during the five trading days immediately following the record date. The DRP issue price will be announced on 8 July 2004.

For further information, please contact:

Brendan Crotty — or — David Craig
Managing Director — Chief Financial Officer
Tel: +61 2 9767 2001 — Tel: +61 2 9767 2041

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "PRESS RELEASE BY SUBSIDIARY, RAFFLES INTERNATIONAL LIMITED - FIRST SINGAPORE-MANAGED HOTEL IN MOSCOW"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement and Raffles International Limited's press release are for information.

RHL annc.pdf

RIL press release.pd

Submitted by Tan Wah Nam, Company Secretary on 23/06/2004 to the SGX

82-4507

MASNET No. 39 OF 23.06.2004
Announcement No. 39

Raffles
HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

Press Release by subsidiary, Raffles International Limited - First Singapore-Managed Hotel in Moscow

Raffles Holdings Limited (the "Company") is pleased to attach herewith a press release issued today by its subsidiary, Raffles International Limited. The press release relates to an agreement signed by Raffles International (Russia) Pte. Ltd., an indirect wholly-owned subsidiary of the Company, to operate a 235-room deluxe hotel, named Swissôtel Riverside Towers, Moscow.

Press Release - SL Riverside Tower Moscow.pdf

This Agreement does not have any material financial impact on the net tangible assets or earnings per share of the Company for the current financial year ending 31 December 2004.

Ms Jennie Chua, a director of the Company, is also a director of Raffles International Limited and Raffles International (Russia) Pte. Ltd.

Save as disclosed above, none of the directors or substantial shareholders of the Company has any interest, direct or indirect, in the Agreement.

By Order of the Board

Emily Chin
Company Secretary
23 June 2004

Submitted by Emily Chin, Company Secretary on 23/06/2004 to the SGX

82-4507

Raffles
INTERNATIONAL
Hotels & Resorts
A Member of CapitaLand

NEWS RELEASE

For More Information, please contact:
Judith Tan
(65) 6430-1366
judith.tan@raffles.com

FIRST SINGAPORE-MANAGED HOTEL IN MOSCOW

Raffles International gains foothold with contract to manage hotel in the Russian capital

SINGAPORE, 23 June 2004 – Raffles International Limited, through its subsidiary Raffles International (Russia) Pte. Ltd., has signed an agreement with JSC Moskva Krasnye Holmy today, to manage a 235-room deluxe hotel under the Swissôtel brand. The hotel will be named Swissôtel Riverside Towers, Moscow and is scheduled to open by May 2005.

This contract, the fifth in the last 15 months, marks Raffles International's maiden hospitality presence in the Russian lodging industry. This agreement is an important step in furthering the Group's stated objective to pursue an asset light strategy to grow its global portfolio of hotels through an appropriate mix of management and lease contracts.

Mr Zeki Isin, General Director of JSC Moskva Krasnye Holmy said, "Although Moscow is one of the most frequently visited cities for corporate business travellers, there is a noticeable shortage of high-class business hotels. We are excited to be working with Raffles

Raffles Hotels & Resorts

Bali
Beverly Hills
Bintan
Canouan Is., Caribbean
Hamburg
Mallorca
Montreux
Phnom Penh
Phuket
Siem Reap
Singapore

Swissôtel Hotels & Resorts

Amsterdam
Bangkok
Basel
Beijing
Berlin
Bursa
Chicago
Dalian
Düsseldorf
Geneva
Göcek
Izmir
Istanbul
Lima
London
Moscow
New York
Osaka
Quito
Singapore
Sydney
Zürich

Raffles Hotels & Resorts   swissôtel Hotels & Resorts
Raffles International manages hotels and resorts under Raffles and Swissôtel brands.
Asia • Australia • Europe • North America • South America

International to satisfy this niche market with Swissôtel Riverside Towers, our five-star business hotel in the centre of one of the most developed business complexes in Moscow".

Ms Leong Wai Leng, Deputy Chief Executive Officer of Raffles Holdings Limited and Executive Director of Raffles International, said, "Based on reports by the Russian Federal Statistics Service, the country's tourism market is fast growing and the rise in foreign visitors to Moscow is 10 times higher than the world average. It is therefore timely for Raffles International to participate in this growing market. This contract creates an excellent opportunity for us to be in such a vibrant new market and to augment our presence in Europe, particularly the newly emerging economies of this region. It is also in line with our strategic objectives of expanding our geographical footprint and pursuing asset light growth."

According to Russia's Economy Ministry, the country's GDP grew 8 percent in the first four months of 2004, compared to the same period last year, signalling the fifth straight year of strong GDP growth in the country.

The American Chamber of Commerce in Russia reported that the number of tourists who visited Russia in 2003 exceeded 7.4 million, with more than 2.3 million visiting Moscow. This ranks the country as 13th in Europe in terms of popularity with tourists and industry experts believe that with further development and organisation of the tourist industry, Russia can rise to fifth place on the European table after France, Spain, Great Britain and Italy.

A report in Russian daily, Pravda said that Moscow city officials estimated that tourism will grow more than five fold by 2014 and that by 2020, Moscow will be among the top 10 most visited cities in the world attracting 3% of the global tourist market.

Swissôtel Riverside Towers, Moscow, currently under construction, is located on the Eastern tip of the Kremlin Island between the Moscow River and the Obvodny Channel. The hotel is near the Garden Ring Road at Kosmodamianskaya embankment, dubbed the new business and culture district of Moscow. Also located here is the 40,000 square-metre Moscow International House of Music Performance Arts Centre, which opened in September 2003.

82-4507

Swissôtel Riverside Towers, Moscow is 3 km from the Kremlin, Moscow's city centre with a multitude of palaces, armories, and churches, a medieval fortress that links the modern nation to its legendary past; and a 10-minute walk to the Paveletskaya Railway Station where the express train to Domodedovo International Airport can be boarded.

When completed, the 34-storey hotel will be one of the tallest buildings in Moscow. Its facilities will include meeting and convention rooms, a spa and fitness centre, indoor swimming pool and six food and beverage outlets.

Raffles International manages hotels and resorts under two brands, namely Raffles Hotels & Resorts and Swissôtel Hotels & Resorts. With the addition of Swissôtel Riverside Towers, Moscow, the Swissôtel portfolio now expands to 25 hotels worldwide.

About ENKA and JSC Moskva Krasnye Holmy (www.enka.com)

ENKA was founded by Sarik Tara and the late Sadi Gulcelik in 1957. ENKA began its construction projects in Moscow in 1988, including the restoration and renovation of Petrovsky Passage, a historic architectural landmark and the turnkey construction of the 1000-bed Hospital for World War II Veterans. ENKA has been working in the commercial Moscow real estate market since 1991, and has become a dominant developer of Class A office space. Currently, ENKA owns and manages 165,000 square metre of commercial office space in 18 buildings. An additional 135,000 square metre of space will be built for the Moscow City Project, which will be completed between 2005 and 2007.

Furthermore, in 1997, ENKA and Koc Holding established a joint venture (Ramenka) to build, own and operate shopping centres and a chain of supermarkets. The first Ramstore shopping mall and supermarket in Moscow was launched in 1997. Currently, there are more than 25 Ramstore shopping malls and hypermarkets in Russia.

JSC Moskva Krasnye Holmy was established at the end of 1994 to develop a business and cultural complex, called "Riverside Towers", located on the eastern tip of the Kremlin Island. The main shareholders of the Joint Stock Company are ENKA Holding and the Moscow City Government. The complex currently comprises 52,500 square-

metre Class A office space, the Moscow International House of Music, and the soon to be completed Swissôtel Riverside Towers, Moscow.

About Raffles Holdings Limited & Raffles International Limited

(www.raffleshoIdings.com and www.rafflesinternational.com)

Raffles Holdings Limited is a hospitality company listed on the Singapore Exchange Securities Trading Limited. It is headquartered in Singapore and has an approximate 12,000-room portfolio comprising hotels and resorts in 32 destinations across Asia, Australia, Europe, North America and South America.

Raffles International Limited is the hotel management arm of Raffles Holdings Limited. Formed in 1989, Raffles International Limited is a name well respected in the industry for its standards of quality, award-winning concepts and innovative approach towards hotel management. Raffles International markets its hotels and resorts under two brands -- Raffles Hotels & Resorts and Swissôtel Hotels & Resorts.

Raffles Hotels & Resorts (www.raffles.com) is a collection of 12 luxury hotels located in major cities around the globe and distinguishes itself by the highest standards of products and services. Each hotel is a landmark in its respective city and most are positioned at the top of their local markets. The collection of award-winning hotels includes Raffles Hotel and Raffles The Plaza in Singapore, Raffles L'Ermitage Beverly Hills in the US, Raffles Hotel Vier Jahreszeiten, Hamburg, Germany and Raffles Le Montreux Palace, Montreux, Switzerland. The latest addition to the portfolio is Raffles Resort Canouan Island, The Grenadines. Set in the heart of the Caribbean, this luxury resort will be launched on 29 July 2004.

Swissôtel Hotels & Resorts (www.swissotel.com) is a distinctive group of deluxe hotels for today's discerning modern business and leisure traveller. It combines individual, modern and functional design with local character and renowned standards of Swiss hospitality, service efficiency and product quality. Located in gateway destinations and city centres, the hotels offer convenient access to business and shopping districts and local attractions. Many of the hotels have also won awards and accolades including Swissôtel Merchant Court Singapore, Swissôtel The Bosphorus Istanbul, Swissôtel The Drake New York and Swissôtel Berlin Am Kurfurstendamm. With the addition of

Swissôtel Riverside Towers, Moscow, the Swissôtel portfolio now expands to 25 hotels worldwide.

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe.

The company's hospitality businesses, in hotels and serviced residences, span more than 60 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand Limited include Raffles Holdings, The Ascott Group, Australand Property Group (which is listed both in Singapore and Australia) and CapitaMall Trust.

For More Information, please contact:

Judith Tan
Director
Media Relations
& Communications
Raffles International Ltd
Tel: (65) 6430 1366
Fax: (65) 6339 1713
Email: judith.tan@raffles.com

Beatrice Ganter
Area Director – Europe/Middle East
& Mediterranean
Marketing Communications
Raffles International Ltd
Tel: (41) 1 317 3370
Fax: (41) 1 317 3355
Email: beatrice.ganter@raffles.com

Visit our websites:
www.raffles.com
www.swissotel.com
www.rafflesinternational.com
www.rafflesholdings.com

To access high resolution, print-friendly photographs of Raffles International hotels, please visit our Private Digital Library:

http://www.leonardo.com/raffles/

Raffles International Limited

Raffles International markets its hotels and resorts under two brands:

Raffles Hotels & Resorts

- Raffles Hotel, Singapore
- Raffles The Plaza, Singapore
- Raffles Grand Hotel d'Angkor, Siem Reap, Cambodia
- Raffles Hotel Le Royal, Phnom Penh, Cambodia
- Raffles Hotel Vier Jahreszeiten, Hamburg, Germany
- Raffles L'Ermitage Beverly Hills, California, USA
- Raffles Le Montreux Palace, Montreux, Switzerland
- Raffles Resort Canouan Island, The Grenadines (launching 2915 July 2004)

Under development

- Raffles Resort Phuket Thailand *(target opening 2006)*
- Raffles Resort Bali at Jimbaran, Indonesia
- Raffles Resort Bintan, Indonesia
- Raffles Resort Mallorca at Collinas d'Es Trenc, Spain

Swissôtel Hotels & Resorts

- Swissôtel Beijing Hong Kong Macau Centre, People's Republic of China
- Swissôtel Dalian, People's Republic of China
- Swissôtel Nankai Osaka, Japan
- Swissôtel Merchant Court, Singapore
- Merchant Court Hotel at Le Concorde, Bangkok, Thailand
- Nai Lert Park Bangkok, Thailand
- Swissôtel The Stamford, Singapore
- Swissôtel Sydney on Market Street, Australia
- Swissôtel Chicago, USA
- Swissôtel The Drake, New York, USA
- Swissôtel Quito, Ecuador
- Swissôtel Lima, Peru
- Swissôtel Amsterdam, The Netherlands
- Swissôtel Le Plaza Basel, Switzerland
- Swissôtel Berlin, Germany
- Swissôtel Düsseldorf/Neuss, Germany
- Swissôtel The Howard, London, UK
- Swissôtel Metropole, Geneva, Switzerland
- Swissôtel Zurich, Switzerland
- Swissôtel Gocek, Marina & Spa Resort, Turkey
- Swissôtel The Bosphorus, Istanbul, Turkey
- Swissôtel Riverside Towers, Moscow
- Celik Palas Bursa, Turkey *

Under development

- Swissôtel The Grand Hotel Efes, Izmir, Turkey *(target opening 2005)*
- Swissôtel The Celik Palas, Bursa, Turkey* *(target opening 2005)*
- Swissôtel Riverside Towers, Moscow *(target opening May 2005)*

* Swissôtel The Celik Palas Bursa is at present under development. During this development period, Raffles International will manage the existing Celik Palas Bursa.

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT AND NEWS RELEASE - "SALE OF BENEFICIAL INTEREST IN 11 FLOORS OF SHINJUKU SQUARE TOWER LOCATED IN TOKYO, JAPAN"

Attached CapitaLand Limited's announcement and news release on the above subject matter, is for information.

CL announcement.pd

CL news release.pdf

Submitted by Tan Wah Nam, Company Secretary on 29/06/2004 to the SGX

82-4507

SALE OF BENEFICIAL INTEREST IN 11 FLOORS OF SHINJUKU SQUARE TOWER LOCATED IN TOKYO, JAPAN

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that Shinjuku Square Tower Tokutei Mokuteki Kaisha ("SSTTMK"), has today entered into a sale and purchase agreement (the "Sale Agreement") for the sale of its beneficial interest in 11 floors of Shinjuku Square Tower (the "Sale"), to Japan Prime Realty Investment Corporation, a real estate investment trust established in Japan.

SSTTMK is an indirect 50%-owned associated company incorporated in Japan of CapitaLand Commercial (Japan) Pte Ltd, which in turn is an indirect wholly-owned subsidiary of CapitaLand. NTUC Income Insurance Co-operative Limited owns the other 50% of the issued shares of SSTTMK.

Shinjuku Square Tower is a 30-storey office building in Shinjuku ward, Tokyo, Japan. The 11 floors are located on the 19th to 29th storey of the building (the "Property").

Consideration

The consideration for the Sale, arrived at on a willing-buyer and willing-seller basis, is JPY 10 billion (equivalent to SGD 155 million) and will be satisfied in cash on closing of the Sale.

The net book value of the Property as at 31 March 2004 is JPY 9.5 billion (equivalent to SGD 147 million) as derived from the most recent valuation commissioned by CapitaLand (Japan) Kabushiki Kaisha and carried out on 28 November 2003 by IKOMA/CB Richard Ellis Kabushiki Kaisha.

Closing of the Sale is conditional upon, amongst other things, all representations and warranties made by SSTTMK remaining true and correct in all material respects on the closing date targeted in July 2004.

Rationale

The Sale is consistent with CapitaLand's strategy to realise returns from its more matured investment properties, by re-deploying proceeds into investments which could generate greater returns for shareholders, and which could enable the CapitaLand group to expand the scope of its fee-based businesses.

Financial Effects

The Sale is expected to yield a gain of about S$6.5 million for the CapitaLand group. This will increase the earnings per share and net tangible assets per share by 0.3 cents and 0.1 cents respectively for the current financial year ending 31 December 2004.

Directors' and Controlling Shareholders' Interests

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the Sale.

By Order of the Board

Tan Wah Nam
Company Secretary
29 June 2004

82-4507

CapitaLand

For Immediate Release
29 June 2004

NEWS RELEASE

CapitaLand divests its stake in Shinjuku Square Tower, Tokyo

Singapore, 29 June 2004 – CapitaLand's associated company has entered into an agreement to divest its interest in Shinjuku Square Tower to Japan Prime Realty Investment Corporation, a Japanese real estate investment trust, for JPY10 billion (about S$155 million). CapitaLand has a 50% interest in 11 floors of the prime 30-storey building which is located in the heart of Tokyo's central business district.

The agreement was entered into by CapitaLand's indirect 50%-owned associated company, Shinjuku Square Tower Tokutei Mokuteki Kaisha ("SSTTMK"), which owns the 11 floors (19th – 29th storeys) of the office building. NTUC Income Insurance Co-operative Limited owns the remaining 50% interest in SSTTMK.

The net book value of the 11 floors as at 31 March 2004 is JPY9.5 billion (about S$147 million) based on the most recent valuation commissioned by CapitaLand and carried out on 28 November 2003 by IKOMA/CB Richard Ellis Kabushiki Kaisha. The divestment is expected to yield a gain of about S$6.5 million for CapitaLand. This will increase the Group's earnings per share and net tangible assets per share by 0.3 cents and 0.1 cents respectively for the current financial year ending 31 December 2004.

Mr Liew Mun Leong, President & CEO of CapitaLand, said, "The Shinjuku Square Tower divestment is in line with CapitaLand's strategy to realise returns from its more matured investment properties, by re-deploying proceeds into investments which could generate greater returns for our shareholders, and which could enable the group to expand the scope of its fee-based business. With the low interest environment, a growing REIT market and continued signs of economic recovery, Japan offers attractive opportunities particularly in the retail real estate and hospitality sectors. Looking ahead, we plan to make further inroads to grow our property fund and hospitality businesses in Japan."

CapitaLand has been steadily growing its hospitality, property fund and retail management operations in Japan. In April this year, it raised an initial JPY10 billion (about S$155 million) for the CapitaRetail Japan Fund and acquired its first shopping centre, La Park Mizue, in Tokyo. CapitaLand's hotel arm, Raffles Holdings, has a marketing alliance with Okura Hotels & Resorts, and recently opened its first 5-star hotel, Swissotel Nankai Osaka in Japan. The Ascott Group, its serviced residence arm, has a joint venture with Mitsubishi Estate Co Ltd to own, develop and manage serviced residences in Japan. Ascott is currently managing two serviced residences in Tokyo, namely the 79-unit Somerset Azabu East and the 64-unit Somerset Roppongi, in addition to about 200 corporate leasing apartments.

About CapitaLand

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe.

The company's hospitality businesses, in hotels and serviced residences, span more than 60 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand Limited include Raffles Holdings, The Ascott Group, Australand Property Group (which is listed both in Singapore and Australia), CapitaMall Trust and CapitaCommercial Trust.

Visit www.capitaland.com for more details.

Issued by CapitaLand Limited
Date : 29 June 2004

For further queries :

Analyst Contact
Harold Woo
Equity Markets
Telephone: 68233 210

Media Contact
Julie Ong
Corporate Communications
Telephone: 68233 541

82-4507

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED - "CHANGE OF INTEREST IN ASCOTT INTERNATIONAL MANAGEMENT JAPAN CO. LTD"

CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.

ascott annc - AIMJ.pdf

Submitted by Tan Wah Nam, Company Secretary on 30/06/2004 to the SGX

82-4507

MASNET No. 59 OF 30.06.2004
Announcement No. 59

THE ASCOTT GROUP LIMITED

CHANGE OF INTEREST IN ASCOTT INTERNATIONAL MANAGEMENT JAPAN CO. LTD

The Board of Directors of the Company wishes to announce that the Company has today increased its indirect effective interest in Ascott International Management Japan Co. Ltd ("AIM Japan") from 49% to 60% via the acquisition of an additional 11% interest in AIM Japan for JPY5.5 million (approximately USD51,000), comprising 11 shares at the price of JPY500,000 each, from Mitsubishi Estate Co., Ltd ("MEC"). MEC holds the remaining 40% interest.

The Company's interest in AIM Japan is held through its indirect wholly owned subsidiary, Ascott International Management (2001) Pte Ltd ("AIM2001"). After the acquisition, AIM Japan will become a subsidiary of AIM2001. AIM Japan currently manages the 64-unit Somerset Roppongi Tokyo and the 79-unit Somerset Azabu East serviced residences in Tokyo.

The consideration, arrived at on a willing buyer-willing seller basis, has been satisfied in cash.

Financial Effects

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the Ascott Group for the financial year ending 31 December 2004.

Interests of Director and Controlling Shareholders

None of the Directors or Controlling Shareholders of the Company has any interest, direct or indirect, in the above transaction.

By order of the Board
Shan Tjio
Company Secretary
30 June 2004

Note : An exchange rate of USD1.00 : JPY108.63 is used for this announcement.

Submitted by Shan Tjio, Company Secretary on 30/06/2004 to the SGX